SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 20-F/A

Amendment No.  2

☒ Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934;

☐ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the fiscal year ended:

☐ Transition Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from _______ to ________

☐ Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 0-53479

DOVE ENERGY INC.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

800-6th Avenue SW, Suite 410

Calgary, Alberta

Canada T2P 3G3

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Exchange Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

Title of Class: Common Stock, no par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of the issuer’s common Stock as of December 31, 2007: 23,301,000

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

Yes ☐	No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐	No ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP☒	International Financial Reporting Standards as issued	Other☐
by the International Accounting Standards Board☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item theregistrant has elected to follow.

☐Item 17     ☐Item 18

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17☐	Item 18☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☐

TABLE OF CONTENTS

Page

INTRODUCTION	5
BUSINESS OF DOVE ENERGY INC.	5
FINANCIAL AND OTHER INFORMATION	5
FORWARD- LOOKING STATEMENTS	5

PART I

Item 1.	Identity of Directors, Senior Management and Advisers	6
	Directors	6
	Senior Management	6
	Advisors	7
	Auditors	7
Item 2.	Offer Statistics and Expected Timetable	*
Item 3.	Key Information	7
	Selected Financial Data	7
	Capitalization and Indebtedness	9
	Reason for the Offer and Use of Proceeds	10
	Risk Factors	10
Item 4.	Information on the Company	18
	History and Development of the Company	18
	Business Overview	19
	Organizational Structure	22
	Property, Plants and Equipment	22
Item 4A	Unresolved Staff Comments	*
Item 5.	Operating and Financial Review and Prospects	32
	Operating Results	32
	Liquidity and Capital Resources	35
	Research and Development	40
	Trend Information	40
	Off-balance sheet arrangements	40
	Tabular disclosure of contractual obligations	41
	Safe harbor	42
Item 6.	Directors, Senior Management and Employees	42
	Directors and Senior Management	42
	Compensation of Directors and Officers	43
	Board Policies	44
	Employees	44
	Share Ownership	44
Item 7.	Major Shareholders and Related Party Transactions	45
	Major Shareholders	45
	Related Party Transactions	46
	Interest of Experts and Counsel	46
Item 8.	Financial Information	46
	Consolidated Statements and Other Financial Information	46
	Significant Changes	46

Item 9.	The Offer and Listing	46
Item 10.	Additional Information	48

Share Capital	48
Memorandum and articles of incorporation	49
Material Contracts	51
Exchange Controls	51
	Taxation	52
	Dividends and paying agents	57
	Statements by experts	57
	Documents on display	57
	Subsidiary Information	57
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	*
Item 12.	Description of Securities Other Than Equity Securities	*

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies	*
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	*
Item 15.	Controls and Procedures	*
Item 16A.	Audit Committee Financial Expert	*
Item 16B.	Code of Ethics	*
Item 16C.	Principal Accountant Fees and Services	*
Item 16D.	Exemptions from the Listing Standards for Audit Committees	*
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	*
Item 17.	Financial Statements	59
Item 18.	Financial Statements	59
Item 19.	Exhibits	60
SIGNATURES		61
CERTIFICATIONS		62

* Omitted pursuant to General Instruction E (b) of Form 20-F.

INTRODUCTION

Dove Energy Inc. was organized under the laws of Alberta, Canada on February 15, 2005. In this Registration Statement, the “Company”, "we," "our" and "us" refer to Dove Energy Inc. (unless the context otherwise requires). The Company files Registration Statement Amendment No 2 (“Registration Statement”) to include interim financial statements for the period ended September 30, 2008. Summary discussions of documents referred to in this Registration Statement may not be complete and we refer you to the actual documents for more complete information.  Our principal corporate offices are located at 800-6th Avenue SW, Suite 410, , Calgary, Alberta, Canada T2P 3G3; our telephone number is (403) 612-1980.

BUSINESS OF DOVE ENERGY INC.

Dove Energy Inc. is involved in the evaluation, acquisition and development of oil and gas properties.  The Company's primary properties are located in Alberta, Canada.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This document (principally in ITEM No. 4, “Information on the Company” and ITEM No. 5, “Operating and Financial Review and Prospects) and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘anticipate’’, ‘‘intends’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘may’’, ‘‘should’’, ‘‘expect’’ and similar expressions identify forward-looking statements. Please note in this Registration Statement, ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, all refer to Dove Energy Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, changes in the Company’s operating expenses, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

1.	A.1. Directors

Table No.1 lists as of February 3, 2009 the names of the Directors of the Company.

Table No.1

Directors

________________________________________________________________________________________________________________________________________________________________

Name	Age	Date First Elected or Appointed

--------------------------------------------------------------------------------------------------------------------------------------------

Kene Ufondu (1)	41	February 2005
Victor DeLaet (1)	53	February 2005

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(1)	Resident/Citizen of Calgary Alberta, Canada
All business addresses: c/o Dove Energy Inc.
800-6th Avenue SW, Suite 410
Calgary, Alberta, Canada T2P 3G3
__________________________________________________________________________________________________________________________________________

1.	A.2. Senior Management

Table No. 2 lists, as of February 3, 2009, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board Directors.

Table No. 2

Senior Management

________________________________________________________________________________________________________________________________________________________________

Name	Position	Age	Date of First Appointment

--------------------------------------------------------------------------------------------------------------------------------------------------------------

Kene Ufondu	President & CEO	41	February 2005
Victor DeLaet	CFO and Secretary	53	February 2005

---------------------------------------------------------------------------------------------------------------------------------------------------------------

All business addresses: c/o Dove Energy Inc.
800-6th Avenue SW, Suite 410
Calgary, Alberta, Canada T2P 3G3

__________________________________________________________________________________________________________________________________________________________________________________________

Kene Ufondu functions as President and Chief Executive officer of the Company. His duties include leading the search for business opportunities, strategic planning, business development, operation, liaison with auditors and accountants, lawyers, regulatory authorities, the financial community/shareholders; and reporting to the Board of Directors.

Victor DeLaet functions as Chief Financial Officer. His functions include financial administration; accounting and financial statements; liaison with auditors, accountants and the financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company. His business functions as Corporate Secretary include insuring the Company’s compliance with all statutory and regulatory requirements.

1. B.        Advisors

The Company’s attorneys are:	D.M.B.H. Barristers & Solicitors
1200, 1015-4th Street SW
Calgary AB T2R 1J4

1. C.        Auditors

The Company’s auditors for its financial statements for each of the preceding three periods were, Meyers Norris Penny LLP, Independent Registered Chartered Accountants, 7th Floor, 715 – 5 Avenue SW, Calgary AB T2P 2X6.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected financial data for the years ended December 31, 2007 and 2006 is derived from our audited  financial statements, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein. The selected financial data from the period of inception to December 31, 2005 is derived from the unaudited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein. The interim financial data is unaudited.  The selected financial data, as well as the financial statements and accompanying notes, are prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP. The Registrant presents its financial statements in Canadian dollars. All dollar amounts in this Form 20-F are in Canadian dollars, except where otherwise indicated. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and accompanying notes and other financial information included elsewhere in this registration statement.

					From Inception
	Period Ended	Period Ended	Year Ended	Year Ended	(Feb. 15, 2005 to
	Sept. 30, 2008	Sept. 30, 2007	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
	(unaudited)	(unaudited)

Statement of Operations Data:
Total revenues	$110,222	$132,087	$160,475	$64,823	$11,112
Net Income/(Net Loss)	(114,426)	(194,962)	(277,660)	(391,965)	(257,478)
Basic and diluted net loss per share	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)

Weighted average number of
Shares used in computing basic and
Diluted net loss per share-	23,337,438	23,217,117	23,337,438	22,849,205	18,289,381

Balance Sheet Data:*
Cash and cash equivalents	$87,632	$112,317	$112,317	$451,772	$721,622
Other Current Assets	161,154	178,304	178,304	79,990	43,223
Total current assets	248,786	290,621	290,621	531,762	764,845
Other Assets, Net	000	62,215	62,215	169,538	65,000
Oil and Gas Property Interests	743,495	804,675	804,675	866,403	488,262
Total assets	992,281	1,157,511	1,157,511	1,642,703	1,318,107
Total current liabilities	283,538	353,818	353,818	589,170	332,087
Total liabilities	562,701	613,505	613,505	809,387	532,285
Total accumulated deficit	(1,107,830)	(993,404)	(993,404)	(649,444)	(257,478)
Total stockholders’ equity (deficit)	992,281	1,157,511	1,157,511	1,642,703	(1,318,107)

* Balance sheet data for the period ended September 30, 2007 is for the year ended December 31, 2007.

EXCHANGE RATES

The following table sets out the exchange rates for the conversion of Canadian dollars into United States dollars, expressed in United States dollars. The exchange rates used are the closing rates provided by The Bank of Canada.  The table lists the rate in effect at the end of the following periods, the average exchange rates (based on the average of the exchange rates on the last day of each month in such periods), and the range of high and low exchange rates for such periods.

Year ended December 31,
	2007	2006	2005	2004	2003
End of Period	1.01	.86	.86	.83	.77
Average for Period	.98	.87	.83	.81	.72
High for Period	1.09	.91	.86	.85	.77
Low for Period	.84	.85	.80	.72	.64

The following table sets out the range of high and low exchange rates, for the conversion of Canadian dollars into United States dollars for each of the corresponding months during 2007 and 2008.  The exchange rates used are the closing rates as provided by the Bank of Canada.

Month	High	Low
December 2007	1.02	0.98
January 2008	1.01	0.97
February 2008	1.03	0.98
March 2008	1.00	0.97
April 2008	1.00	0.97
May 2008	1.00	0.98

June 2008	1.01	0.97
July 2008	1.00	0.97
August 2008	0.98	0.94
September 2008	0.97	0.93
October 2008	0.94	0.77
November 2008	0.87	0.78
December 2008	0.84	0.77

The exchange rate on December 31, 2008 for the conversion of United States dollars into Canadian dollars was $1.22 (CDN$1.00 = US$1.22). The exchange rates used are the noon buying rates in New York City for cable transfers in foreign currencies, as certified for customs purposes by the Federal Reserve Bank of New York.

B.	Capitalization and Indebtedness.

Table No. 5 sets forth the capitalization and indebtedness of the Company as of September 30, 2008.

Table No. 5

Capitalization and Indebtedness

June 30, 2008

Shareholders’ equity:
Common Shares, no par value;
Unlimited number of shares authorized
22,802,500 Class A shares issued and outstanding	$1,415,050
598,500 Class B shares issued and outstanding	299,250
Total	1,537,410
Retained Earnings (deficit)	(1,107,830)
Net Shareholders’ Equity	429,580
TOTAL CAPITALIZATION	$992,281

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June 30, 2008

Warrants Outstanding:	$nil
Stock Options Outstanding:	$nil
Preference Shares Outstanding:	$nil
Capital Leases:	$nil
Guaranteed Debt:	$nil
Secured Debt:	$nil

C.	Reasons for the Offer and Use of the Proceeds.

Not Applicable.

D.	Risk Factors.

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment. The risks described below are not the only ones we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that are currently perceived as immaterial, may also impair our business operations. Our business, operating results and financial condition could be adversely affected by any of the following risks. You should refer to the other information set forth in this document, including our financial statements and the related notes.

This registration statement also contains certain forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could contribute to such differences include, but are not limited to, those discussed below and elsewhere in this registration statement.

RISK FACTORS RELATED TO OUR BUSINESS AND OPERATIONS

We are an exploration stage company, with limited operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky.

It may be difficult to evaluate our business and prospects because we have a limited operating history. We were incorporated and we began operations in February, 2005. As a result we have only recently commenced oil and gas exploration operations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have been focused on organizational, start-up, property acquisition, and fund-raising activities. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

• our ability to raise adequate working capital;

• success of our development and exploration;

• demand for natural gas and oil;

• the level of our competition and responding to competitive developments;

• our ability to attract and maintain key management and employees; and

• our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above. If we are not successful in executing any of the above stated factors, our business will not be profitable,, which make our common shares a less attractive investment and may harm the trading of our common shares if and when they are trading on the OTC Bulletin Board.

We have a history of operating losses and a significant accumulated deficit, and we may not maintain revenue or achieve profitability in the future.

We have not been profitable since our inception in February 2005. We expect to continue to incur additional losses for the next fiscal year as a result of a high level of operating expenses, significant up-front expenditures, pursuing new initiatives for the Company and our development and exploration activities. We have had to rely on raising money through private placement of our stock to fund our ventures and operations. While we have had some revenues, we may never realize significant revenues from our core business or be profitable. Factors that will influence the timing and amount of our growth and profitability include:

•	the success of implementing our business plan;
•	obtaining the necessary funding to grow our business; and
•	our ability to expand, diversify and grow our business.

At this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their investment.

Because the nature of our business is expected to change as a result of shifts in the market price of oil and natural gas, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance.

Our Management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares if and when our shares begin trading on the OTC Bulletin Board. We plan to list our common shares on the OTC Bulletin Board and, if our shares are accepted for listing, investors may find it difficult to sell their shares on the OTC Bulletin Board.

There is substantial doubt about our ability to continue operations in the future as a going concern as a result shareholders may lose some or all of their investment in our Company.

We have incurred net losses of ($993,404) from February, 2005 (the date we commenced our oil and gas operations) to December 31, 2007. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

We also face significant challenges in the commercialization of the oil and natural gas products that we offer. Our business may fail if we do not achieve significant revenue growth or obtain sufficient funding. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in such a transition. We may never, achieve profitable operations.

If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless.

Cash on hand is not sufficient to fund our anticipated operating needs for the next twelve months. We will require substantial additional capital to participate in the development of our properties as well as for acquisition and/or development of other producing properties. We need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly,  the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

We are heavily dependent on our President and Chief Executive Officer and Chief Financial Officer. The loss of either, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

While engaged in the business of exploiting oil/gas properties, the nature of the Company’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Our success is also dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. The Company’s growth will depend, on the efforts of its Senior Management, including: its President, Kene Ufondu and its CFO/Secretary, Victor DeLaet.  Loss of these individuals could have a material adverse effect on the Company.  The Company has no key-man life insurance or written contacts with Senior Management or Directors.

Volatility of oil and gas prices and markets could make it difficult for us to achieve profitability and less likely investors in our common shares will receive a return on their investment.

Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil. The amounts of and price obtainable for any oil and gas production that we achieve will be affected by market factors beyond our control. If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares will lose their investments. Such factors include:

• worldwide or regional demand for energy, which is affected by economic conditions;

• the domestic and foreign supply of natural gas and oil;

• weather conditions;

• domestic and foreign governmental regulations;

• political conditions in natural gas and oil producing regions;

• the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

• the price and availability of other fuels.

Drilling wells is speculative, often involving significant costs that may be more than our estimates. Any material inaccuracies in drilling costs, estimates or underlying assumptions will reduce the profitability of our business and will negatively affect our results of operations.

Developing and exploring for natural gas and oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic.

The natural gas and oil business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development, exploitation and exploration activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas and oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical.

The natural gas and oil business involves a variety of operating risks, including:

• fires;

• explosions;

• blow-outs and surface cratering;

• uncontrollable flows of oil, natural gas, and formation water;

• natural disasters, such as hurricanes and other adverse weather conditions;

• pipe, cement, or pipeline failures;

• casing collapses;

• embedded oil field drilling and service tools;

• abnormally pressured formations; and

• environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

• injury or loss of life;

• severe damage to and destruction of property, natural resources and equipment;

• pollution and other environmental damage;

• clean-up responsibilities;

• regulatory investigation and penalties;

• suspension of our operations; and

• repairs to resume operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and other services could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget.

Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

• location and density of wells;

• the handling of drilling fluids and obtaining discharge permits for drilling operations;

• accounting for and payment of royalties on production from state, federal and Indian lands;

• bonds for ownership, development and production of natural gas and oil properties;

• transportation of natural gas and oil by pipelines;

• operation of wells and reports concerning operations; and

• taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

Our oil and gas operations may expose us to environmental liabilities.

If we experience any leakage of crude oil and/or gas from the subsurface portions of a well, our gathering system could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operation of a well, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liabilities to third parties for property damages and personal injuries. In addition, any sale of residual crude oil collected as part of the drilling and recovery process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

The potential profitability of oil and gas ventures depends upon factors beyond the control of our company.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

Because we are organized under the Canada Business Corporations Act, enforcement of civil liabilities against us or our officers or directors may be difficult or impossible from outside the jurisdiction of Canada.

We are a corporation organized under the Canada Business Corporations Act. All of our directors and officers reside in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the United States, it may be difficult for an investor to sue, for any reason, us or any of our officers or directors outside the United States. If an investor was able to obtain a judgment against us or any of our officers or directors in a United States court based on United States securities laws or other reasons, it may be difficult, if not impossible, to enforce such judgment in Canada

We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in locating and commercializing oil and natural gas reserves.

The natural gas and oil market is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

We face risks associated with foreign operations

It is anticipated that substantially all of our revenue will be derived from fees in foreign countries.

In addition, there are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and often conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on activities that may be imposed, potentially adverse tax consequences and tax risks, as well as political and economic instability. Changes in the political, regulatory and taxation structure of jurisdictions in which we operate could have a material adverse effect on our business, revenues, operating results and financial condition.

RISKS RELATING TO OWNING OUR COMMON SHARES

We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value. The future issuance of our unlimited authorized common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

Our common shares are subject to the "Penny Stock" Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and

•

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common shares and cause a decline in the market value of our stock.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and

•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

•     the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

Because we do not intend to pay any cash dividends on our Common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

If we are a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if we elect, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. U.S. Holders should be aware, however, that if we become a PFIC, we may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat us as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC, which would result in adverse tax consequences to our shareholders who are U.S. citizens.

Our Existing Shareholders, Officers, Directors and their Affiliates have Substantial Ownership Control of the Company and this could adversely affect the Company’s Shareholders.

The Company’s Senior Management, Directors and greater-than-five-percent stockholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company’s stockholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company’s assets) and to control the Company’s management and affairs.  Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company’s stock.

Management and Directors Are Associated with Other Resource Companies

Certain of the Directors and Senior Management of the Company are also Directors and/or Senior Management and/or significant shareholders of other companies, including those also involved in natural resources.  If our officers devote less than one hundred percent of their time to the Company’s business, this could have a material adverse effect on the Company’s business, revenues, operating results and financial condition. Moreover, as the Company is engaged in the business of exploiting oil/gas properties, such associations may give rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the Board of Directors, any Director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the Directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

We do not have an established public trading market therefore you may be unable to sell your shares.

We intend to apply to have our shares quoted on the Over the Counter Bulletin Board, however, at present our shares are not traded on any market. A significant trading market in our shares may not develop, or if developed, we may not be able to sustain such a market.

Our Stock Price may be volatile exposing the Company to increased litigation and regulatory costs and it may also affect the ability of our shareholders to sell our securities.

Many factors could affect the market price of our common shares. These factors include but are not limited to:

•	Variations in our operating results;
•	Variations in industry growth rates;
•	Actual or anticipated announcements of technical innovations or new products or product enhancements by us or our competitors;
•	General economic conditions in the markets for our products and services;
•	Divergence of our operating results from analysts’ expectations; and
•	Changes in earnings estimates by research analysts.

In particular, the market prices of the shares of many companies in the oil exploration and natural gas sectors experience wide fluctuations that are often unrelated to the operating performance of such companies. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. Such a lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our common stock could become subject to additional sales practice requirements for low priced securities. Our common stock could become subject to Rule 15g-9 under the Securities Exchange Act of 1934, which imposes additional sales practice requirements on broker-dealers that sell our shares of common stock to persons other than established customers and "accredited investors" or individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000 or $300,000 together with their spouses.

Rule 15g-9 requires a broker-dealer to make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and may affect the ability of our shareholders to sell any of our securities in the secondary market; generally define a "penny stock" to be any non-Nasdaq equity security that has a market price less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions; requires broker dealers to deliver, prior to a transaction in a penny stock, a risk disclosure document relating to the penny stock market.

Disclosure is also required to be made about compensation payable to both the broker-dealer and the registered representative and current quotations for the securities. In addition, the rule requires that broker dealers deliver to customers monthly statements that disclose recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Item 4.	Information on the Company

A. History and Development of the Company

Dove Energy Inc. was incorporated under the laws of Alberta, Canada on February 15, 2005. Our headquarters are located at 800-6th Avenue SW, Suite 410, , Calgary, Alberta, Canada T2P 3G3. The telephone number is (403) 612-1980.

The Company's fiscal year ends December 31st. The Company intends to list its common shares on the Over the Counter Bulletin Board in the United States using the symbol DOVEF, if it is available.

The Company has an unlimited number of common shares without par value authorized.  At September 30, 2008, there were 22,702,500 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

The Company is in the oil and gas business as an operator. The Company initially acquired its core property in 2006 in the Enchant area in the Province of Alberta consisting of various working interest twenty-five to one hundred percent (25% - 100%) in seven (7) sections of crown mineral rights. Crown mineral rights are owned by the Province and are purchased through a leasehold for a period of five years.

In April 2006 the Company purchased an additional four (4) sections of crown mineral rights in the Enchant area in the province of Alberta with a one hundred (100) percent working interest.

In August 2006 the Company purchased an additional 4 sections of crown mineral rights in the Enchant area in the province of Alberta with a one hundred (100) percent working interest.

The Company is pursing relatively low risk oil and gas production and development in the Western Sedimentary basin of Alberta and Saskatchewan Canada. Two primary zones of interest exist in the Enchant area based on the probability of finding commercial quantities and rates of oil and gas. At the time of acquisition three existing wells were producing (at about 45 MCF/day) (Million Cubic Feet). In November 2006 one of the shut-in wells was re-entered and re-completed. The re-completed zone commenced production at the rate of 78 MCF/day in December 2006. This increased in May 2007 to almost 100 MCF/day.

In August 2006 the Company purchased 4 sections of surface to basement mineral rights within its core area of operation. In October 2006 the Company purchased 43 km. of publicly available two dimensional (2-D) seismic data which was reprocessed using updated techniques and computer hardware to enhance data that was acquired by previous operators. This seismic study was able to locate 9 potential drillable locations of which three (3) are for oil prospects and six (6) are for gas. Seismic maps were compiled to quantify the data from 2-D reprocessed lines. Following this, the Corporation acquired 4 additional sections of surface to basement mineral rights. At this time there are nine (9) possible drillable locations in inventory but they would be continuously evaluated for suitability and expansion as drilling takes place to ensure that they meet any revised criteria to remain as drillable locations.

The Company’s focus is now on the proving of the presence of the Nisku oil accumulation in its assets. This will lead to the subsequent acquisition of additional producing petroleum and natural gas properties, and the development and production of crude oil and natural gas. The key to the Company’s corporate mandate is to conduct business as a low-cost operator by benefiting from hands-on management, while also outsourcing most exploration and development expenditures.  Also on this note, the Company is committed to maintaining minimum infrastructure. The Company’s method of operation adheres to the following principles: focusing on a methodically identified strategic geographic area, start to develop exploitation and exploration ideas; use leading-edge technology to evaluate, develop and operate; maintain hands-on management, operate when possible; outsource services where possible; and strive to be the lowest-cost operator with minimum infrastructure and significant working interests.

Nisku oil pools have been discovered as far east as the Grand Forks Area but in the immediate area of Bow Island town there have been very few wells drilled deeper than the top portion of the Livingstone. In this area the Nisku is also known as the Arcs Formation. The largest pool is located near the town of Vauxhall and has a NW-SE trend but other Arcs pools do not appear to conform to any particular pattern. It would appear that lack of exploratory drilling is responsible for not extending the discovery of additional Arcs oil wells to the east. In the Vauxhall-Grand Forks, 361 Arcs oil well have produced an average of 115,000 STB to date including 47 wells that have since been converted to water injection. There are currently 71 injection wells. While it is difficult to ascribe the same reserves to the Arcs drilling location on Dove's lands it is reasonable to assume that a successful Arcs oil well would have a percentage of the reserves in the Enchant Field Arcs wells. There are 3 potentially drillable Arcs location on Dove's lands.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal		Number of	Capital
Year	Nature of Share Issuance	Shares	Raised
Fiscal 2005	Private Placement-Common Shares	2,304,000	$1,152,000
Fiscal 2006	Private Placement-Common Shares	100,000	$50,000
	Private Placement-Common Shares	443,500	$221,750
	Private Placement-Common Shares	443,500	$665,250
Fiscal 2007	Private Placement	155,000	$155,000

Capital Expenditures

Fiscal 2005: $289,650 for mineral property acquisition/exploration
Fiscal 2006: $449,751 for mineral property acquisition/exploration
Fiscal 2007: $137,042 for oil/gas property acquisition/exploration

B. Business Overview

The Company operates in the oil and gas industry with a focus in the Western Sedimentary basin of Alberta and Saskatchewan’s bypassed and unexploited zones. The Company has interests in a total of 15 Mineral/Surface leases located in south east Alberta, Canada. A description of the Company’s properties is set out below.

The Company’s wells are located in the Enchant area of South East Alberta. Wells are 102/02-01-010-10W4, 100/11-06-010-09W4 and    100/06-03-010-10W4. These three wells have been providing revenue to the Company since December 2005. A workover (see Glossary below) on 102/02-01-010-10W4 in 2007 increased the revenue from this well from what it produced prior to the workover.

Plan of Operations

Source of Funds for Fiscal 2007/2008

The Company’s primary source of funds since incorporation has been through the issuance of common shares and loans.  The Company had $160,827.00 of oil/gas production revenue during Fiscal 2007; and, $113,001 in oil/gas production revenue for the nine months ended September 30, 2008.  Oil/gas production revenue during Fiscal 2009 is a function of several indeterminate factors, including the volatility of oil/gas prices and whether the Company acquires additional interests in producing oil/gas properties.  Notwithstanding this unpredictability, the Company's preliminary budget estimates $121,596.80 in oil/gas production revenue for fiscal 2009.

Company Goals and Objectives

The long term objective of the Company is to establish cash flow from prospects having low risk and high net reserve potential. When sufficient cash flows are realized to maintain a reasonable capital reserve for operating expenses and contingencies, the Company will allocate the highest portion of the net revenue possible to acquire more properties. It is the opinion of the Company’s management that the greatest value to shareholders can be realized through the development of current existing land positions and acquisition of new oil and gas properties.

The short term objectives of the Company are to drill and complete three light oil and three gas drill locations with multiple zones within the next twelve (12) months and recomplete and workover five gas wells. These activities will, if successful, reposition the Company from a start-up oil and gas company to a significant producer with positive cash flow. This will create the opportunities for more acquisitions of producing oil and gas properties, and/ or joint ventures with other producers.

Use of Funds for Fiscal 2008/2009

During Fiscal 2008 and Fiscal 2009, respectively, the Company estimates that it might expend approximately $84,737.61 and $112,983.48 on general/administrative expenses.  During Fiscal 2008 and Fiscal 2009, respectively, the Company estimates that it might expend about $3 million and $1 million, on exploration and property acquisition expenses.  These estimates are contingent upon many factors, including whether the Company is successful in acquiring additional oil/gas production property.

United States vs. Foreign Sales/Assets

The Company generated $113,001 in oil/gas production revenue in the first nine months of Fiscal 2008, all in Canada. The Company’s assets are located in Canada.

Material Effects of Government Regulation

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. The oil and gas leases currently leased by the Company are owned by the Province of Alberta and are managed by the Department of Energy. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

• location and density of wells;

• the handling of drilling fluids and obtaining discharge permits for drilling operations;

• accounting for and payment of royalties on production from state, federal and Indian lands;

• bonds for ownership, development and production of natural gas and oil properties;

• transportation of natural gas and oil by pipelines;

• operation of wells and reports concerning operations; and

• taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

Anticipated Changes to Facilities And Employees

Management of the Company anticipates no changes to either facilities or employees in the near future.

Seasonality, Dependency upon Patents, Licenses, Contracts, Processes, Sources and Availability of Raw Materials

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s properties in Alberta throughout the year because of seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

Competition

The natural gas and oil exploration industry is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

Organizational Structure

The Company was incorporated under the Alberta Business Corporations Act on February 15, 2005. The Company is not part of a group and has no subsidiaries.

D. Property, Plants and Equipment

Corporate Offices

We do not own any real property. Our offices are located at 800-6th Avenue SW, Suite 410, , Calgary, Alberta, Canada T2P 3G3. We sub-lease 200 square feet from Focused Money Solutions Inc. on a five-year term that automatically renews for five years unless terminated.. Monthly rent is $1000.00. We believe that the facilities will be adequate for the foreseeable future.

Oil and Gas Glossary

ABANDONED WELL: A well not in use because it was a dry hole originally, or because it has ceased to produce.

AREA OF INTEREST: The area immediately surrounding a successful well in which the investors (in the good well) have an implied right to participate in any future wells drilled by the same operator.

ASSIGNMENT: The legal instrument whereby Oil and Gas Leases or Overriding Royalty interests are assigned or conveyed.

ASSIGNEE: The individual to whom Oil and Gas Leases or Overriding Royalty are assigned.

ASSIGNOR: The individual conveying Oil and Gas Leases or Overriding Royalty in an Assignment.

BONUS: Cash consideration paid to a landowner or mineral owner on the execution of an Oil, Gas and Mineral Lease.

COMPLETION - To finish a well so that it is ready to produce oil or gas. After reaching total depth (T.D.), casing is run and cemented; casing is perforated opposite the producing zone, tubing is run, and control and flow valves are installed at the wellhead. Well completions vary according to the kind of well, depth, and the formation from which the well is to produce.

CRUDE OIL - Oil as it comes from the well; unrefined petroleum.

DELAY RENTAL: Yearly payments made during primary term to Lessor to delay drilling.

DEPOSIT - An accumulation of oil or gas capable of being produced commercially.

DEVELOPMENT WELLS - Wells drilled in an area already proved to be productive.

DISCOVERY WELL - An exploratory well that encounters a new and previously untapped petroleum deposit; a successful wildcat well. A discovery well may also open a new horizon in an established field.

EXPLORATION: A general term referring to all efforts made in the search for new deposits of oil and gas.

FLOWING WELL: A well capable of producing oil or gas by its own energy without the aid of a mechanical pump. Normally a pump is put on the well after the pressure reduction inhibits the rate of production.

FRACCING: The process of pumping fluids into a productive formation at high rates of injection to hydraulically break the rock. The “fractures” which are created in the rock act as flow channels for the oil and gas into the well.

GAS: “Any fluid, combustible or non combustible which is produced in a natural state from the earth and which maintains a gaseous or rarified state at ordinary temperature and pressure conditions”. Code of Federal Regulations, Title 30, Mineral resources, Chap. 11, Geological Survey, 221.2.

GAS WELL: A well that produces natural gas which is not associated with crude oil.

GEOLOGY: The science of the history of the Earth and its life as recorded in rocks.

GRANTOR: A person who grants or conveys lands, minerals, etc.

GRANTEE: The person receiving the grant of lands, minerals, etc.

GROSS WORKING INTEREST: See definition for Working Interest.

HYDROCARBONS: Organic chemical compounds of hydrogen and carbon atoms. There are a vast number of these compounds and they form the basis of all petroleum products. They may exist as gases, liquids and solids.

JOINT OPERATING AGREEMENT: An agreement among working interest owners describing how a well is to be operated.

LANDMAN: The individual who negotiates oil and gas leases with mineral owners, cures title defects and negotiates with other companies on agreements concerning the lease.

LANDOWNER: The person who generally owns all or part of the minerals under his lands and is entitled to lease the same.

LEASE: See Oil, Gas and Mineral Lease.

LESSEE: The person who receives the lease, sometimes called the tenant.

LESSOR: The person giving the lease, sometimes called grantor or landlord.

MINERAL OWNER: Generally one who owns only minerals under a tract of land (but no surface) along with the right to execute a lease on the same.

MINERALS (MINERAL INTEREST): See definition for Participating Royalty.

NET REVENUE INTEREST: An owner's interest in the revenues of a well.
NET WORKING INTEREST: Share in well proceeds attributable to the Working Interest.

NON-OPERATING INTEREST: A working interest owner in a well, but is not Operator.

NON-PARTICIPATING ROYALTY: A royalty interest which "participates" in any oil or gas found but does not "participate" in lease bonuses or rentals.

OFFSET WELL - (1) A well drilled on the next location to the original well. The distance form the first well to the offset well depends upon spacing regulations and whether the original well produces oil or gas. (2) A well drilled on one tract of land to prevent the drainage of oil or gas to an adjoining tract where a well is being drilled or is already producing.

OIL - A liquid hydrocarbon. (see "Crude Oil")

OIL OR GAS BEHIND THE PIPE - Refers to oil and gas sands or formations knowingly passed through, never produced. Such formations usually were of low permeability (tight formations) that, say 20 years ago, were uneconomical to produce when oil was around $5 or less a barrel. Other times formations would be purposely ignored because the operator was going deeper for bigger game, so the less-spectacular, plain-Jane sands were cased off. When the price of crude oil reached $30 per barrel, the bypassed formations looked pretty good and were opened up and produced.

OIL, GAS & MINERAL LEASE: The agreement outlining the basic terms of developing lands or minerals such as royalty to be paid, length of time, description of lands.

OIL & GAS LEASE: See definition for Oil, Gas and Mineral Lease.

OIL OR GAS IN PLACE: Crude oil or gas estimated to exist in a field or a reservoir; oil in the formation not yet produced.

OPERATING AGREEMENT: See definition for Joint Operating Agreement.

OPERATING EXPENSES: The costs of operating a well

OPERATING INTEREST: A working interest owner who is also the well operator.

OPERATOR: The party designated in the Operating Agreement to conduct the operations of the well.

OVERRIDING ROYALTY: A royalty interest derived from the working interest, in excess of the royalty provided in the Oil Lease. Usually added on during an intervening Assignment.

PAID-UP LEASE: An Oil and Gas Lease where rental payments are paid along with bonus.

PARTICIPATING ROYALTY: A royalty interest giving its owner the right to "participate" in bonuses received in leasing along with the right to "participate" in any oil or gas found.

PRIMARY TERM: The initial period in an Oil and Gas Lease to develop the property.

RESERVOIR: A porous, permeable sedimentary rock formation containing quantities of oil and/or gas enclosed or surrounded by layers of less-permeable or impervious rock; a structural trap; a stratigraphic trap.

RECOMPLETION: Any major operation performed on a well after its completion in an attempt to restore or improve its ability to produce.

ROYALTY: Funds received from the production of oil or gas, free of costs, except taxes.

ROYALTY DEED: A deed conveying a royalty interest.

SEVERENCE TAX: A state or municipal tax on oil and gas products levied at the wellhead for the removal of the hydrocarbons. Also called Production Tax.

SEVERED MINERAL INTEREST: An interest in the minerals in, on and under a given tract of land owned by a person other than the surface owner.

SEVERED ROYALTY INTEREST: Non-expense bearing interest in minerals produced and saved from a tract owned by someone other than the surface owner. Owner of severed royalty interest gets a share of production from wells, but does not have to share the costs of production. The interest may be set up prior or subsequent to the leasing of the land, granted or reserved for years, for life, in fee simple defeasible or in perpetuity.

SHUT-IN ROYALTY: Payment to royalty owners under the terms of a mineral lease which allows the lessee to defer production from a well capable of producing in paying quantities but shut-in for lack of a market or marketing facilities.

SURFACE OWNER: Usually a landowner who owns no minerals under his land.

TESTING - When each new well is competed, a series of tests are run on the well. The various tests are used to estimate the daily deliverability, payout, and reserves.

TIGHT HOLE - A drilling well about which all information - depth, formations encountered, drilling rate, logs - is kept secret by the operator.

TOTAL DEPTH (T.D.) - The depth of a well when drilling is completed. Total depth of a well is the vertical distance from the rig floor to the bottom of the hole. A 10,000-foot well may take 11,300 feet of casing to complete the well because the well bore has drifted several degrees from vertical, adding 1,300 feet to the depth of the hole, not the depth of the well.

UNLEASED MINERAL INTEREST: A mineral interest not subject to an Oil Lease.

WORKING INTEREST: The right granted to the lessee of a property to explore for and to produce and own oil, gas or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty or carried basis.

WORKOVER - Operations on a producing well to restore or increase production. Tubing is pulled and the casing at the bottom of the well is pumped or washed free of sand that may have accumulated.

Mineral & Surface Leases

The Company has an interest in 5 Surface Leases and 8 Mineral Leases in Alberta, Canada. All of these leases are in the Enchant area, which is located in south east Alberta, Canada.

Oil & Gas Background

Oil and gas are contained in the pores and fractures of certain sedimentary rocks in the same way that water is held in a sponge.

The majority of oil wells in Canada use a primary recovery method to produce oil to the surface. This is the process whereby simple mechanical pumps are used to raise oil to the surface. There are a number of methods that are used to improve primary recovery such as infill drilling, which involved drilling more wells into the same pool so that the oil does not have to travel as far through the rock to reach a wellbore.

Secondary recovery is used to further oil production by injecting water or natural gas to maintain reservoir pressure and push oil out of the rock.

There are more advanced methods to recover light and medium crude oil which is referred to as tertiary recovery. This recovery method uses natural gas liquids (ethane, propane and butane) by injecting them into special injection wells. When dissolved, these liquids reduce surface tension and viscosity to help release the oil from the reservoir rock.

Even with all these techniques, the average recovery in the light oil fields is a little more than 30 per cent of the original oil. The remaining resource represents billions of cubic metres of oil that has been discovered in Western Canada but cannot be produced economically with existing technology.

Acquisition Details

Mineral Leases

M0014
The 90% property interest was acquired on December 1, 2005

M0045
The 25% property interest was acquired on December 1, 2005

M0046
The 65% property interest was acquired on December 1, 2005

M0047
The 100% property interest was acquired on December 1, 2005

M0048
The 37.5% property interest was acquired on December 1, 2005

M0049
The 75% property interest was acquired on December 1, 2005

M0002
The 100% property interest was acquired on August 10, 2006

M0003
The 100% property interest was acquired on August 10, 2006

M0004
The 100% property interest was acquired on April 5, 2007

M0005
The 100% property interest was acquired on April 5, 2007

M0006
The 100% property interest was acquired on April 5, 2007

M0007
The 100% property interest was acquired on April 5, 2007

Total paid for land acquisitions was $289,650.

Southern Alberta Regional Geology

In the Bow Island town area there is approximately 950 m. of Mesozoic sediments overlying a Mississippian System sub-basement of primarily Livingstone Formation limestones. These Mesozoic sediments are essentially flat lying with a slight wedging into gentle westward dip. The lower portion of the Mesozoic subcrops within the area of interest is subdivided into two Jurassic formations: Rierdon shale and Sawtooth sandstone. Overlying the Jurassic is a 600-meter thick interval of largely shaly-silt the Mannville and

Colorado Groups which are mainly fine grained with a few reservoir quality beds such as the Glauconitic Ss., stray sands in the Upper Mannville, Basal Colorado, Bow Island, Barons and Second White Specks. Above the Colorado Group there is potential in the Milk River and Belly River Formations. All previous drilling has been focused on the Mesozoic for two reasons: firstly because the most well known and easily accessible objectives could be reached by drilling less than 1000 meters and secondly the lack of proven prospects below the Mississippian sub-basement.

There are a few isolated Mississippian oils found in patchy limestone porosity. However to date, no large pools have been discovered. The Sawtooth is the most sought after objective because it has the right porosity and permeability characteristics and can contain either oil or natural gas. The Taber, Glauconitic and Upper Mannville have been proven to have significant accumulations of hydrocarbons a short distance to the west near the towns of Taber, Grassy Lake, Vauxhall and Retlaw. The Bow Island Formation has an average of five cycles with the upper two having the greatest potential for accumulating gas. The Bow Island gas pools are more widely distributed with trapping due to stratigraphic and structural components. Above the Bow Island gas has been found in the Barons (Base of Fish Scales), Second White Specks, Milk River and Belly River. The Milk River has been found to be relatively more prolific to the east as extension of the Medicine Hat Field. The presence of the Milk River throughout this area may be an opportunity to apply the new technologies that area now enabling shale gas to be economically developed.

The most obviously neglected objectives in this area are the formations below the Mississippian. Nisku oil pools have been discovered as far east as the Grand Forks Area but in the immediate area of Bow Island town there have been very few wells drilled deeper than the top portion of the Livingstone. In this area the Nisku is also known as the Arcs Formation. The largest pool is located near the town of Vauxhall and has a NW-SE trend but other Arcs pools do not appear to conform to any particular pattern. It would appear that lack of exploratory drilling is responsible for not extending the discovery of additional Arcs oil wells to the east.

Dove Energy Inc. Property, Bow Island, Alberta

In 2006 Dove Energy Inc. acquired various working interests in 1792 ha. of property located 10 km. southeast of the town of Bow Island. The property contained two wells capable of production and four wells that have been suspended. Subsequently the Company acquired 1024 ha. of mineral rights based on Second White Specks and Milk River potential in Twp. 10 Range 10W4. In 2007 the Company acquired an additional 1024 ha. of mineral rights based on seismic data that has been reprocessed and showed potential for Sawtooth and Arcs Formations anomalies. Six drillable locations have been identified (3 Sawtooth and 3 Arcs). There is more land available to the west which would be available for posting to public auction.

In 2007 the Company purchased and reprocessed 2D seismic data to try to identify a drillable Arcs location. Two lines were purchased near the Arcs oil pool near Vauxhall to provide a baseline for comparison to the data purchased in the Bow Island area. After reprocessing the purchased trade data, the Company was able to identify three Sawtooth structural highs and an area where the seismic properties compare favorably to similar seismic characteristics of the Arcs oil pools near Vauxhall. Due to the lack of local wells with which to obtain a synthetic seismogram, the Company used a technique comparing isochrons between different horizons to find areas that meet the same isochron characteristics as in the Vauxhall area. For the purposes of this project both the Mississippian-to-Wabamun Isochron and the Second White Specks-to-Mississippian Isochrons were evaluated to identify an area where the Arcs Formation would be the primary objective with the shallower horizons as secondary objectives. In exploring for new pools it is necessary to employ the best available techniques to uncover new resources that have been overlooked by the mainstream.

The Company acquired 1792 ha. in the original asset purchase and has added a further 2048 ha. via Alberta Energy public auctions for a total of 3840 ha. Before undertaking the initial Arcs exploratory well, the Company will negotiate participation in the land parcel in which it does not have an interest that directly offsets the locations that the Company would drill in developing the potential new oil pool.

The Company has acquired the nucleus of a core area from which to expand and develop E & P operations. There is potential for immediate drilling to exploit the three Sawtooth locations and the Milk River. There is long term potential to develop the Arcs oil with its multi-zone potential and be on the leading edge of exploring for other Arcs prospects.

The average of four wells that produced Sawtooth gas in this area has been about 260 MMCF ranging from 100 MMCF to 430 MMCF. The Company has 3 drillable Sawtooth anomalies and at least one associated with the three Arcs prospective locations. Potential Sawtooth reserves are expected to be about 1 BCF.

There are reserves in Bow Island, Second White Specks and Milk River which are an order of magnitude lower that the deeper horizons:

Bow Island recoverable reserves per well – 50 MMCF
Second White Specks recoverable reserves per well – 10 MMCF
Milk River recoverable reserves per wells – 15 MMCF

There are potentially 4-6 Bow Island locations, 4-6 Second White Specks locations and 8-12 Milk River locations. These upper zones have not been well exploited due to past economic conditions.

Acquisition of Interest

The Company has entered into a series of leases in multiple transactions with the province of Alberta in the Enchant area of Alberta, Canada (the “Property”). All of the leases were acquired mostly through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal lease with the government. The bid price includes the first year’s minimum annual lease payments. The specific transactions entered into by the Company are as noted below.

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

May 1, 2008	12 – Mineral	3,840 Gross/3,122 Net	$7,683.20 (Mineral Rent)
	5 – Surface		$9,504.99 (Surface Rent)
20 – Easement

	37	3,840 Gross/3,122 Net	$17,188.19

Reserve Quantity Information

Proved Developed Reserves- Gas (e3m3)	2008	2007	2006
At January 1	3980.40	1917.60	148.00
At December 31	2469.20	3980.40	1917.60

Dove Energy Inc.

Production

	Years ending December 31
	2008	2007		2006

Gas (e3m3)	617.3	995.1	.	479.4	.
Total	617.3	995.1	.	479.4	.

RESERVES REPORTED TO OTHER AGENCIES

The Company does not have an estimate of total, proved net oil or gas reserves filed with or included in reports to any Federal authority or agency.

PRODUCTIVE WELLS AND ACREAGE

Gas is currently being produced from the following three wells that he Company have Working interests in:

     102/06-01-010-10W4

     100/11-06-010-09W4

     100/06-03-010-10W4

UNDEVELOPED ACREAGE

The Company has interests in 15 sections of land in the Enchant area of South East Alberta. 12 sections can be classified as Undeveloped Acreage. See attached The Company's land map.

DRILLING ACTIVITY

There has been no drilling activity within The Company's acreage within the last fiscal year.

PRESENT ACTIVITIES

There are presently no operational activities going on within The Company's acreage.

DELIVERY COMMITMENTS

The Company does not have any delivery commitment.

PRODUCTION

DOVE ENERGY INC.
BOW ISLAND WELLS PRODUCTIONS AND SALES REVENUE

3 YEAR SUMMARY	2008	2007	2006	TOTAL
100/11-06-010-09 W4/00	Actual	Actual	Actual	Actual
GROSS 100.00%
Gas Prod, e3m3	77.6	164.7	352.6	594.9
Gas Sales, e3m3	67.4	140.0	305.8	513.2
Gas Sales, GJ	2229	4714	9922	16865
Operating Costs, $	8,942.82	12,080.75	14,651.36	35,674.93

NET 65.00%
Gas Prod, e3m3	50.4	107.1	229.2	386.7
Gas Sales, e3m3	44.2	90.9	198.5	333.6
Gas Sales, GJ	1471	3062	6767	11300
Gas Sales, $	(11,006.16)	(18,323.63)	(41,907.04)	(71,236.83)
Gas Transportation, $	419.46	499.34	1,604.58	2,823.38
Gas Marketing Fee, $	337.67	76.22	36.81	450.70

DOVE NET SALES, $	(10,249.03)	(17,448.07)	(40,265.65)	(67,962.75)
DOVE NET OP COSTS, $	5,812.83	7,852.49	9,523.38	23,188.70

102/06-01-010-10 W4/04
GROSS 100.00%
Gas Prod, e3m3	551.0	792.4	55.9	1359.3
Gas Sales, e3m3	446.7	672.6	49.7	1169.0
Gas Sales, GJ	14827	22745	1804	39376
Operating Costs, $	15,958.42	24,406.19	1,409.43	41,774.04

NET 100.00%
Gas Prod, e3m3	511.0	792.4	55.9	1359.3
Gas Sales, e3m3	446.7	672.6	49.7	1169.0
Gas Sales, GJ	14827	22745	1804	39376
Gas Sales, $	(109,528.43)	(138,287.23)	(12,113.71)	(259,929.37)
Gas Transportation, $	4,166.21	5,930.50	398.53	10,495.24
Gas Marketing Fee, $	3,321.65	396.04	0.00	3,717.69

DOVE NET SALES, $	(102,040.57)	(131,960.69)	(11,715.18)	(245,716.44)
DOVE NET OP COSTS, $	15,958.42	24,406.19	1,409.43	41,774.04

102/06-01-010-10 W4/02
GROSS 100.00%
Gas Prod, e3m3			20.2	20.2
Gas Sales, e3m3			17.6	17.6
Gas Sales, GJ			618	618
Operating Costs, $			5,609.21	5,609.21

NET 100.00%
Gas Prod, e3m3			20.2	20.2
Gas Sales, e3m3			17.6	17.6
Gas Sales, GJ			618	618
Gas Sales, $			(3,752.31)	(3,752.31)
Gas Transportation, $			145.59	145.59
Gas Marketing Fee, $			2.43	2.43

DOVE NET SALES, $			(3,604.29)	(3,604.29)
DOVE NET OP COSTS, $			5,609.21	5,609.21

100/06-03-010-10 W4/02
GROSS 100.00%
Gas Prod, e3m3	28.7	38.0	50.7	117.4
Gas Sales, e3m3	24.9	32.0	44.2	101.1
Gas Sales, GJ	853	116	1546	3515
Operating Costs, $	8,318.23	9,681.88	9,546.32	27,546.43

NET 100.00%
Gas Prod, e3m3	28.7	38.0	50.7	117.4
Gas Sales, e3m3	24.9	32.0	44.2	101.1
Gas Sales, GJ	853	1116	1546	3515
Gas Sales, $	(6,239.00)	(7,014.61)	(9,433.49)	(22,687.10)

Gas Transportation, $	236.59	289.93	362.15	888.67
Gas Marketing Fee, $	203.30	27.74	6.58	237.62

DOVE NET SALES, $	(5,799.11)	(6,696.94)	(9,064.76)	(21,560.81)
DOVE NET OP COSTS, $	8,318.23	9,681.88	9,546.32	27,546.43

The Property consists of a total of 2,816 gross hectares of land in a region of southeastern Alberta known as the Enchant area. The lease is subject to royalties payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

Item 4A.	Unresolved Staff Comments

Not Applicable.

Item 5.	Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements for the fiscal years ended December 31, 2007 and 2006. These reports are presented in Canadian dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Registration Statement as US GAAP.

Certain statements contained in the foregoing MD&A and elsewhere in this Form 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in section 3.D. above. Please see our Forward Looking Statements on Page 5 of this Registration Statement.

A. Operating Results

The following is management’s discussion and analysis of our financial condition and results of operations for the nine months ended September 30, 2008, fiscal years ended December 31, 2007 and 2006 and from the date of inception to December 31, 2005. Because we are an emerging company and still in an early growth stage, the comparisons between our financial statements may not be meaningful and may not necessarily be indicative of our future results of operation.

Nine-Months Ended September 30, 2008 versus Nine Months Ended September 30, 2007

The following discussion and analysis, prepared as of January 16, 2008 should be read together with the unaudited financial statements for the 9-month period ending September 30, 2008 and related notes attached thereto, which are prepared in accordance with U.S. generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Results of Operations

The following is a summary of significant events and transactions that have occurred in the last 9-month period, ending September 30, 2008:

1.	Gas Revenues of $44,193 for the three months ended Sept. 30, 2008 compared to $33,929 for the same period in 2007.

2.	Royalties decreased to $1,787 for the three months ended Sept. 30, 2008 compared to $3,280 for the same period in 2007.

3.	Loss of June 2008 and July 2008 gas revenues from one well in the amount of $35,248.

	Sept. 30/08 YTD	Sept. 30/07 YTD	$ Change	% Change
Total Income	110,222	132,087	-21,865	-16.55%
Net Income	-114,426	-194,962	80,536	41.31%
EPS	(.00082)	(.00193)	.0011	57.51%
Total Current Assets	248,786	290,621	-41,835	-14.40%
Total Current Liabilities	283,538	353,818	-70,280	-19.86%

Income

Dove Energy Inc. had a Net Loss for the nine-months ending September 30, 2008 of $110,222 compared to a Net Loss for the same period in 2007 of $132,087. The Company’s only source of income in 2008 came from gas revenues earned on three wells in which Dove Energy Inc. has working interests. The increase in gas revenues for Q3 2008 compared to Q3 2007 was up $10,264 or 30.25%. This increase is due to a combination of price and volume increases. Per Alberta 30-day Spot AECO, the average gas price in Q3 2007 was $5.31/MMBtu while in Q3 2008 it was $9.48 on average for the three months. Comparing gas prices for the 9-month period in 2007 and 2008, gas prices in 2008 were higher at $8.68 while 2007 was about $6.85 per Alberta 30-day Spot AECO. In terms of volumes, gas sales to one of the Company’s purchasers for the first 6 months were lower in 2008 as compared to 2007.

Earnings Per Share (EPS) was a loss of $0.00082 per share, compared to a EPS loss for the same period in 2007 of $0.00193 per share. This decrease is partly due to the decrease in gas revenues for the nine-months ending September 30, 2008 compared to the same period last year, as well as a decrease in Income.

Expenses

Total Expenses were down 57.28% for the nine-months ended September 30, 2008 as it compares to the same period in 2007. The majority of the reduction came from a 57.28% reduction in Professional fees. Professional fees significantly decreased due to management fees being accrued in 2007 and none in 2008. In addition, audit fees were accrued for as at interim in 2008. For the nine-months ended September 30, 2008 Total Expenses were $191,926 for the nine months ended September 30, 2008 compared to $449,235 for the same period last year. General and Administrative costs were lower due to reduced office and travel expenses for the nine month ending September 30, 2008.

A bad debt was incurred in July/August of 2008 and subsequently reflects as an Expense on Dove’s interim financial statements for the period ending September 30, 2008. This Bad Debt is a result of a purchaser of Dove’s gas from one of their three wells entering into Bankruptcy. As a result, Dove lost the gas revenues from this well for July and August 2008. Dove has made a claim against this corporation to recover these lost revenues, but does not anticipate successful recovery of these lost revenues.. Dove Energy did manage to find a replacement to continue purchasing gas from this particular well. The new purchaser commenced in the beginning of September 2008.

Cash

Dove Energy Inc.’s cash position is down 21.98% or $24,685 from the same period last year, which places the Corporation at a cash position of $87,632 at the end of September 30, 2008. The decrease in cash is largely a result of the loss of gas revenues on one well for July and August 2008. Although Total Expenses decreased over this period, insufficient gas revenues were realized.

Assets

Dove Energy Inc.’s Total Assets decreased from $1,157,511 in 2007 to $992,281 in 2008. This decrease is largely due to the Company’s reduced cash position.

Liabilities

Dove Energy Inc. was able to reduce its liabilities over the prior year by 19.86%, the majority of which reflects a decrease in flow through share liability.

Fiscal Year Ended December 31, 2007 compared to Fiscal Year Ended December 31, 2006

Revenues

For the fiscal year ended December 31, 2007, we reported a net loss of ($277,660) or ($0.01) per share. Total Revenues amounted to $160,475 primarily from oil/gas sales. Included in Total Revenues was $8661 of interest income earned on the deposit held by ERCB for crown royalities. Total Revenue increased by $95,652 over the comparable period from the prior year. The increase in revenue was a result primarily of increased production and higher oil prices.

Total expenses were $692,408 for the Fiscal Year Ended December 31, 2007, an increase of $235,620 from $456,788 for the same period last year, generally related to increased corporate activity, including acquisitions and financing. Professional fees increased to $294,183 from $276,780 an increase of 6.3% because of increased contribution from consultants and other professionals, related primarily to acquisitions, strategic planning, and securing financing. Professional fees include legal fees of $18,881 and audit fees of $63,444. Depletion, depreciation and accretion fees rose by 160% to $238,240 from $91,631 because the Company acquired more oil and gas properties and increased exploration and production activity.  Operating costs increased to $68,576 from $20,205. Operating costs on existing wells were $30,245, while the remaining $38,331 came from an increase in Land & Production Professional fees, Alberta crown royalities, Licenses and Permits, P&NG Lease, Rental payments and property taxes. Bank Charges and Interest were $15,023 versus $373, for the comparable period with the increase related to interest charges on unsettled debt.

Net Loss was ($277,660) and ($391,965), for fiscal years 2007 and 2006, respectively.  Net Loss per Share was ($0.01) for fiscal year 2007 and (0.02) for fiscal year 2006.

Fiscal Year Ended December 31, 2006 compared to Fiscal Year Ended December 31, 2005

Revenues

For the fiscal year ended December 31, 2006, we reported a net loss of ($391,965) or ($0.02) per share. Revenue from oil/gas sales amounted to $66,603. Interest income from deposits held by ERCB amounted to $3,192 for the year ended December 31, 2006.

Our revenue increased by $54,832 over the comparable period from the prior year. The increase in revenue was a result primarily of increased production and higher oil prices.

Professional fees increased to $276,780 from $235,144 an increase of 17.7% because of an increased contribution from consultants and other professionals, related primarily to acquisitions, strategic planning, and securing financing. Professional fees include legal fees of $58,741 and audit fees of $54,810. Depletion, depreciation and accretion fees rose to $91,631 from $1,586 because the Company acquired more oil and gas properties and increased exploration and production activity.  Operating costs on existing wells increased to $20,205 from $602.00 and consisted of land and productions costs, professional fees, Alberta Crown royalties, licenses and permits, P&NG lease rental payments and property taxes. Operating costs increased because of the demand for labor, services and equipment has continued to put upward pressure on prices and the Company had more operating activity during the current year. Bank Charges and Interest were $373 versus $186, for the comparable period with the increase related to interest charges on unsettled debt.

Net Loss was ($391,965) and ($257,478), for fiscal years 2006 and 2005, respectively.  Net Loss per Share was ($0.02) for fiscal year 2006 and (0.01) for fiscal year 2005.

From inception to December 31, 2005

Revenues

For the fiscal year ended December 31, 2005, we reported a net loss of ($257,478) or ($0.01) per share. Revenues amounted to $11,112 from oil/gas sales.

Professional fees were $235,144 because of the use of consultants and other professionals, related primarily to start-up, acquisitions, strategic planning, and securing financing. Professional fees include legal fees of $82,261. Depletion, depreciation and accretion fees were $1,586 as the Company acquired oil and gas properties and began exploration and production activity.  Operating costs on existing wells were $602 and consisted of land and productions costs, professional fees, Alberta Crown royalties, licenses and permits, P&NG lease rental payments and property taxes. Operating costs were due to the demand for labor, services and equipment as the Company began operations. Bank Charges and Interest were $186, related to interest charges on unsettled debt.

Net Loss was ($257,478), for fiscal year 2005.  Net Loss per Share was (0.01) for fiscal year 2005.

B. Liquidity and Capital

	As at December 31,
	2007	2006	2005
Cash and cash equivalents	$ 112,317	$ 451,772	$ 721,622
Working capital	(63,197)	(57,408)	432,758
Net cash provided by (used in)
Operating activities	(450,586)	(318,172)	(255,892)
Investing activities	(29,917)	(826,448)	(85,664)
Financing activities	140,850	874,770	1,099,700

Fiscal Year Ended December 31, 2007

At December 31, 2007, the Company had total current assets of $290,621 consisting of cash and cash equivalents of $112,317, receivables of $23,744 and prepaid expenses and deposits of $154,560. The Company had total current liabilities of $353,818; consisting of accounts payable and accrued liabilities of $87,091 and flow-through share liability of $266,727.

Operations used ($450,586) for the fiscal year ended December 31, 2007. Funds used in operations primarily relate to professional fees, general and administrative expenses and interest and charges.

Investing activities used ($29,917) for the fiscal year ended December 31, 2007.

Financing activities provided $140,850 for the fiscal year ended December 31, 2007. Funds provided by financing activities were from the sale of 155,000 shares of common stock.

We had no long-term debt at December 31, 2007.

Fiscal Year Ended December 31, 2006

At December 31, 2006, the Company had total current assets of $531,762 consisting of cash and cash equivalents of $451,772, receivables of $55,570 and prepaid expenses of $24,420. The Company had total current liabilities of $589,170; consisting of accounts payable and accrued liabilities of $145,670 and flow-through share liability of $443,500.

Operations used ($318,172) for the fiscal year ended December 31, 2006. Funds used in operations primarily relate to professional fees, general and administrative expenses and interest and charges.

Investing activities used ($826,448) for the fiscal year ended December 31, 2006.

Financing activities provided $874,770 for the fiscal year ended December 31, 2006. Funds provided by financing activities were from the sale of 987,000 shares of common stock.

We had no long-term debt at December 31, 2006.

Fiscal Year Ended December 31, 2005

At December 31, 2005, the Company had total current assets of $764,845 consisting of cash and cash equivalents of $721,622, receivables of $28,723 and prepaid expenses of $14,500. The Company had total current liabilities of $332,087 consisting of accounts payable and accrued liabilities.

Operations used ($255,892) for the fiscal year ended December 31, 2005. Funds used in operations primarily relate to professional fees, general and administrative expenses and interest and charges.

Investing activities used ($85,664) for the fiscal year ended December 31, 2005.

Financing activities provided $1,099,700 for the fiscal year ended December 31, 2005. Funds provided by financing activities were from the sale of 2,304,000 shares of common stock.

We had no long-term debt at December 31, 2005.

Capital Resources

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants from inception until 2007. Dove Energy Inc. shifted focus in 2008 from raising additional capital to building strategic relationships and joint venture opportunities to drill on Dove’s identified targets.

The Company acquired 1792 ha. in the original asset purchase and has added a further 2048 ha. via Alberta Energy public auctions for a total of 3840 ha. Before undertaking the initial Arcs exploratory well, The Company will negotiate participation in a land parcel in which it does not have an interest that directly offsets the locations that the Company would drill in developing the potential new oil pool.

The Company has acquired the nucleus of a core area from which to expand and develop E & P operations. There is potential for immediate drilling to exploit the three Sawtooth locations and the Milk River. There is long term potential to develop the Arcs oil with its multi-zone potential and be on the leading edge of exploring for other Arcs prospects.

Acquisition of Interest

 The Company has entered into a series of leases in multiple transactions with the province of Alberta in the Enchant area of Alberta, Canada (the “Property”). All of the leases were acquired mostly through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal lease with the government. The bid price includes the first year’s minimum annual lease payments. The specific transactions entered into by the Company are as noted below:

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

May 1, 2008	12 – Mineral	3,840 Gross/3,122 Net	$7,683.20 (Mineral Rent)
	5 – Surface		$9,504.99 (Surface Rent)
20 – Easement

	37	3,840 Gross/3,122 Net	$17,188.19
Capability to Deliver Results

Dove Energy Inc.’s management team consists of experienced and knowledgeable industry personnel. Kene Ufondu, P. Eng., President & CEO, Director has over eighteen years of Canadian and international experience in the oil and gas industry spanning through exploration, exploitation, production and oilfield services. He is an active member of SPE, CIM and APEGGA. Mark Ross, P.Eng., President Ross Engineering, provides Dove Energy Inc. with relevant engineering and operations support in drilling, completions, recompletions and workovers in addition to regulation compliance. Victor DeLaet, CFO and Director, has over twenty years of experience in the financial services industry and raising capital for start-up companies. Mr. DeLaet was an instrumental part of raising capital and the formation of Wave Form Energy Inc. (CDNX: WE-A.V). Thomas Wilcock, Petroleum Geologist, is a graduate of Geography/Geology from the University of Calgary and has over forty years experience in petroleum geology studies and evaluations. Mr. Wilcock has been involved in numerous oil and gas startups in Canada.

Opportunities for 2009

The long-term objective of the Company is to establish cash flow from prospects having low risk and high net reserve potential. When sufficient cash flows are realized to maintain a reasonable capital reserve for operation expenses and contingencies, the Company will allocate the highest portion of the net revenue possible to acquire more properties and/or pay a dividend distribution. It is the opinion of the Company’s management that the greatest value to shareholders can be realized through the development of current existing land positions and acquisition of new low risk oil and gas properties.

The Company will be able to initiate new drilling targets and acquire additional land with an additional $4.0 million in capital. To raise this capital, the Company intends to raise funds through private and/or public offerings. If the Company becomes public, it expects that it will be able to grow into a fully functional oil and gas production and development company.

Critical Accounting Estimates:

The financial statements of Dove Energy Inc. have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The preparation of the Company's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Nature of operations

The Company’s principal business activities include the evaluation, acquisition and development of oil and gas properties in Western Canada. The Company was incorporated on February 19, 2005 under the Business Corporations Act of Alberta, Canada.

Measurement uncertainty

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for doubtful accounts is provided where considered necessary. The provision for asset retirement obligation, depletion, as well as management’s impairment assessment on its oil and gas properties and other long lived assets are based on estimates and by their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in these estimates, in future periods, could be significant. The estimates and assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Joint activities

All of the Company's exploration and production activities are conducted jointly with others and accordingly, the Company’s financial statements reflect only the Corporation's proportionate interest in such activities.

Petroleum and natural gas properties

Under the full cost method of accounting for oil and gas operations all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition and exploration activities. Proceeds from the sale of oil and gas properties are applied against capitalized costs with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation in a particular country, in which case a gain or loss on disposal is recorded.

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units on the basis of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

An impairment loss is recognized in net earnings if the carrying amount of a cost center exceeds the “cost center ceiling”. The carrying amount of the cost center includes the capitalized costs of proved oil and natural gas properties, net of accumulated depletion and deferred income taxes and the cost center ceiling is the present value of the estimated future net cash flows, using year end unescalated prices, from proved oil and natural gas reserves discounted at ten percent (net of related tax effects) plus the lower of cost or fair value of unproved properties included in the costs being amortized (and/or the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves).

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Other property and equipment, such as computer equipment, are initially recorded at cost. Depreciation is provided using methods and rates intended to depreciate the cost of computer equipment over estimated useful lives as follows:

Asset Method Rate

Computer Equipment Declining balance 45%

Asset retirement obligation

An asset retirement obligation is recognized at its fair value when the related asset is acquired and a reasonable estimate of its fair value is determinable. Discounted cash flows are used to measure fair value.

When a liability is recognized, a corresponding asset retirement cost is capitalized to the carrying amount of the related asset. The asset retirement cost is amortized over the estimated useful life of the related asset.

The Company accrues asset retirement obligations on a future discounted basis as accretion expense. The Company recognizes changes due to revisions or new obligations as an increase in the asset retirement obligation and the related asset. Actual costs, as incurred, are charged to the asset retirement obligation.

Revenue recognition

Petroleum and natural gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if the collectibility of the revenue is probable.

Deferred income taxes

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. Per FASB Interpretation (FIN 48) under the liability method, it is the Corporation’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2007, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Company’s tax positions are recorded as Interest Expense.

Flow-through shares

The Company finances a portion of its oil and gas exploration activities though the issue of flow-through shares. The exploration and development expenditures funded by flow-though shares are renounced to subscribers in accordance with the Income Tax Act (Canada). Proceeds from the issuance of flow through shares are to be allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the amount the investor pays for the flow through shares and the fair value of the existing shares at the time the flow through shares were issued. A liability is recognized for this difference which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded in earnings.

Loss per Common Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted loss per common share is computed after giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental shares issuable upon exercise of stock options and warrants, contingent stock, conversion of debentures and preferred stock outstanding. The dilutive effect of potential common shares is not considered in the EPS calculations for these periods if the impact would have been anti-dilutive.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results is included in the notes to our financial statements.

Inflation

We operate in Canada only, where inflation for our operational costs is at low levels, i.e. in the 2%-5% range.

Impact of Foreign Currency Fluctuations

We hold our cash reserves in Canadian dollars. We incur the majority of our expenses and capital expenditures also in Canadian dollars. Therefore, an increase or decrease in the value of the Canadian dollar versus the U.S. dollar would have a minimal effect on us.

Government Policies

We are subject to regulations of the Government of Canada and the Government of Alberta. Such regulations may relate directly and indirectly to our operations including production, marketing and sale of hydrocarbons, royalties, taxation, environmental matters and other factors. There is no assurance that the laws relating to our operations will not change in a manner that may materially and adversely affect us, however, there has been no material impact on us from changes to such laws in the past three fiscal periods.

Increased expenses.

We are projecting increased expenses for the fiscal year ending December 31, 2009 as we explore and develop our oil and gas properties. Please also see our Forward Looking Statements on Page 5 of this Registration Statement.

We are in the emerging stage.

We have a limited operating history since our operations began in February 2005. We do not currently have sufficient financial resources to meet the funding requirements referenced above. Accordingly, we are currently seeking funding from outside sources, including private placements of our common stock. At the date hereof, we have no firm commitments from anyone to provide additional funding.

C. Research and development, patents, and licenses, etc.

See Item 4.B Business Overview and 5.A Operating Results.

D. Trends

In 2008, we intend to continue our tight cost control in order to achieve the highest profitability possible. See Item 5A. "Operating and Financial Review and Prospects - Results of Operation" for additional trend information.

E. Off-balance sheet arrangements

We do not have any off balance sheet arrangements.

F. Contractual obligations

The following table list contractual obligations at December 31, 2007.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Annual Oil Sands Lease Payments:
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$101,023	$37,705	63,318	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the
Company’s Balance Sheet Under the GAAP of the
primary financial statements	0	0	63,318	0	0
Total	$101,023	$37,705	$0	$0	$0

At December 31, 2007, the Company had trade payables and accrued liabilities of $353,818. All of these obligations are due in less than one year.

Recent Accounting Pronouncements:

FASB Interpretation (FIN) 48, “Accounting for Uncertainty in Income taxes – an interpretation of FASB Statement No. 109 (FIN 48). In July 2006, the FASB issued FIN 48, which provides guidance on accounting for income tax positions about which the Corporation has concluded there is a level of uncertainty with respect to the recognition of a tax benefit in the Corporation’s financial statements. FIN 48 describes the minimum recognition threshold a tax position is required to meet. Tax positions are defined very broadly and include not only tax deductions and credits but also decisions not to file in a particular jurisdiction, as well as the taxability of certain transactions.

Effective January 1, 2007, the Corporation adopted the provisions of FASB Interpretation No. 48. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was not a material impact on the Corporation’s financial position and results of operations as a result of the adoption of the provisions of FIN 48. At December 31, 2007, the Corporation had no significant unrecognized tax positions and the Corporation does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Corporation’s tax positions are subject to examination by tax authorities. As at December 31, 2007, the Corporation’s tax years 2005 to present are open for United States – Federal and State jurisdictions and Canada – Federal and Provincial jurisdictions.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related party disclosure requirements. Management does not expect this pronouncement to have a significant impact on the Corporation’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Corporation is currently evaluating the potential impact on the Corporation’s financial position, results of operations and cash flows.

In April 2007, the FASB issued FASB Staff Position FIN 39-1,”Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts would be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management is currently evaluating the potential impact on the Corporation’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160”). SFAS 160 requires companies with non-controlling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The non-controlling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Corporation does not expect this pronouncement to have a significant impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS NO. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141 R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.

G. Safe harbor (Forward Looking Information)

Not Applicable.

Item 6.	Directors, Senior Management and Employees

A.Directors and senior management. Set forth below are particulars respecting our directors and executive officers as of May 31, 2008, and each person’s business experience:

Name	Business Address	Position
Kene Ufondu	Suite 700, 205 5th Avenue, SW	Chief Executive Officer,
	Calgary, Alberta, TP2 2V7	President and Director

Victor DeLaet	800 6th Avenue SW, Suite 410	Chief Financial Officer
	Calgary, Alberta, Canada T2P 363	and Director

Kene Ufondu, Chief Executive Officer and President. Mr. Ufondu, age 41, has been our President, Chief Executive Officer and a member of our Board of Directors since February 19, 2005. Mr. Ufondu has over 19 years experience in oil and gas project management, acquisitions, production enhancement and operations. Mr. Ufondu brings a keen understanding of both Canadian and international operations in Great Britain, Norway, Kuwait, Syria, United Arab Emirates and Columbia. He has been actively involved in E&P activities in the Western Sedimentary basin from January 2003 to date as an engineer for a senior Canadian oil and gas producer. Mr. Ufondu was previously the Operations Manger for Schlumberger in Stavanger, Norway from January 2000 to December 2002. Prior to this, he was Schlumberger’s Technical Engineer in Columbia, Latin America from February 1998 to January 2000. Schlumberger is the world’s leading oilfield services company. Mr. Ufondu is a Professional Engineer in Alberta and is a member of SPE, APEGGA and CIM.

Victor DeLaet, Chief Financial Officer and Director. Mr. DeLaet, age 53, has been our President, Chief Financial Officer and a member of our Board of Directors since February 19, 2005. Mr. DeLaet was a promoter of Waveform Energy Ltd. (CDNX:WE-A.V) from July 2003 to December 2005 and was instrumental in its original formation, and the raising of capital. Mr. DeLaet also has over 20 years of experience in the financial services industry. Mr. DeLaet was a Branch Manager for a Mutual Fund Dealer in Saskatchewan from September 1994 until he relocated to Calgary, Alberta in July 2003. Mr. DeLaet is also currently the general partner of Focused Life Settlement #2 LP.

B.Compensation. The Company has no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Executive Compensation

The following table sets forth the a summary of compensation earned during the Company's last three fiscal years by the Company’s directors and members of its administrative, supervisory or management bodies and its subsidiaries for services in all capacities to the company and its subsidiaries.

SUMMARY COMPENSATION TABLE
				Long Term Compensation
	Annual Compensation			Awards		Payouts

		Cash	Other Annual	Restricted	Securities
Name and	Fiscal	compensation	Compensation	Stock	Underlying	LTIP	All Other
Principal position	Year	(Can$)	(Can$)	Award(s)	Options (#)	Payouts	Compensation
Kene Ufondu	2007	$90,000	-	-	-	-	-
Director and
President & Chief	2006	$94,000	-	-	-	-	-
Executive Officer
	2005	$75,000	-	-	-	-	-

Victor DeLaet	2007	$90,000	-	-	-	-	-
Director and
Chief Financial	2006	$94,000	-	-	-	-	-
Officer
	2005	$75,000	-	-	-	-	-

Stock Option Plan

We have not yet adopted a stock option plan but intend to do so in the near future.

Change of Control Remuneration.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.

No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.

The Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/ Retirement Benefits.

We do not have in place any pension or actuarial plan to provide pension, retirement or similar benefits and no funds were set aside or accrued by our company during the fiscal year ended December 31, 2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements.

No Disclosure Necessary.

C. Board Practices. While not required, each of the Company’s directors is a resident of Canada and holds office until the Company’s annual meeting or until his successor is duly elected or appointed. Officers are appointed annually by the Board of Directors to serve at the Board’s will. The Company has no contracts with any of its Directors that provide for payments upon termination. Because the Company has only two directors, it does not have an audit committee or a compensation committee. As the Company grows and the size of the Board of Directors increase, the Company intends to establish an audit committee and a compensation committee.

D. Employees. As of September 30, 2008, we had a total of two (2) employees (full-time) in Alberta, Canada. None of our employees are covered by any collective bargaining agreements. We believe that relations with our employees are good.

E. Share Ownership. The following table sets forth information relating to the beneficial ownership of our common stock as of the date of this Registration Statement by those persons who beneficially own more than 5% of our common stock and by all of our directors and executive officers as a group, as of September 30, 2008. As of September 30, 2008 there were 22,702,500 shares of common stock outstanding. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. The percentages below are calculated based on 22,702,500 shares of common stock issued and outstanding, plus in the case of a person who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition.

Name and Address of Beneficial Owner (1)	Position with the Company	Number of Shares Owned	Percent
Kene Ufondu (2)	Director, President & Chief Executive Officer	10,000,000	44.05%
Victor DeLaet (3)	Director & Chief Financial Officer	9,720,000	42.81%
Maggie Chartier	None	2,000,000	8.81%
Dianne Bowman	None	2,000,000	8.81%
Praful Parikh	None	2,000,000	8.81%
Darlene Galandie	None	1,865,000	8.21%

Chimwendu Ufondu	None	2,220,000	9.78%
Daniel Ufondu	None	1,560,000	6.87%
Bridan Family Trust No. 2	None	2,000,000	8.81%
Flokez-Family Trust No.1	None	2,000,000	8.81%
All Officers and Directors as a Group (2 Persons)		19,720,000	86.86%

(1)	All officer and director addresses are c/o the Company at 800-6th Avenue SW, Suite 410, , Calgary, Alberta, Canada T2P 3G3.
(2)	Mr. Ufondu beneficially owns 4,220,000 of these shares indirectly through family members, with whom he shares investment control; 2,000,000 indirectly through the Bridan Family Trust No. 2 and 2,000,000 shares indirectly through the Flokez Family Trust No. 1.
(3)	Mr. DeLaet beneficially owns 7,860,000 of these shares indirectly through friends, with whom he shares investment control.

Item 7.	Major Shareholders and Related Party Transactions

A. Major shareholders. The Company is not aware of any beneficial owners of 5% or more of the Company’s common stock other than those disclosed in Item 6.E. above.

7.A.1.a.  Holdings By Major Shareholders. Refer to Item 6.E. above.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings. The participation in private placements of equity by the Company and sales by the individuals has led over the last several years to some significant changes in the holdings of major shareholders; refer to the Table under Item 6.E., above for additional information.

7.A.1.c.  Different Voting Rights.  Holders of the Company’s Class A common shares are entitled to one vote for each share of Class A common shares owned. Holders of the Company’s Class B common shares do not have voting rights.

7.A.2.  Canadian Share Ownership.  As of September 30, 2008, the Company’s shareholders’ list showed 22,702,500 common shares outstanding, with approximately 164 registered shareholders.  All shareholders are residents of Canada.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company believes that it has approximately 170 beneficial owners of its common shares.

7.A.3.  Control of Company.  The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM 4.A., “History and Growth of the Company”, and ITEM 6.E., “Share Ownership”.

B. Related party transactions.

During the year ended December 31, 2007 and December 31, 2006 the Corporation was charged $18,750 and $34,859, respectively, for rent and accounting expenses by Delaet Financial Services Inc, and Focused Money Solutions Inc., affiliated companies controlled in part by one of the Directors of the Company. Management fees were paid to two Directors and Officers of the Corporation amounting to $180,000 and $188,000 for December 31, 2007 and December 31, 2006, respectively. These transactions were measured using the exchange amount which is the amount agreed to by the related parties.

As at December 31, 2006, $75,000 was outstanding relating to monies from share subscriptions that were not received by the Corporation. An entity controlled by a Director and officer of the Corporation has assumed the outstanding balance and settled the obligation through the cancellation of some of its shareholdings as disclosed in note 7 to the financial statements. The amount was non-interest bearing and had no set terms of repayment.
C. Interests of Experts and Counsel.

No disclosure necessary.

Item 8.	Financial Information

A. Consolidated Statements and Other Financial Information. This registration statement on Form 20-F contains the financial information set forth under Item 18.

B. Significant Changes. No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements.

Legal Proceedings

The Company is not a party to any pending or ongoing material legal proceeding nor is the company aware of any threatened or anticipated material legal proceeding against it.

Dividend Policy

The Company has not paid and does not plan to pay any cash dividends on its capital stock. The Company currently intends to retain any future earnings to fund growth, and therefore does not expect to pay any cash dividends in the foreseeable future.

Item 9.	The Offer and Listing

A. Offer and Listing Details

We expect to apply to The Nasdaq Stock Market, Inc. to have our issued outstanding common shares without par value quoted for trading on the OTC Bulletin Board quotation service under the symbol “DOVEF” The issued and outstanding common shares (22,702,500 shares as of September 30, 2008) are not listed or traded on any other trading market. There can be no assurance that our shares will be accepted for trading on the OTC Bulletin Board or if accepted for trading, a viable trading market will develop in our common shares. Our common shares are registered shares.

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Company's common shares are issued in registered form.

Common Share Description

The Company is authorized to issue an unlimited number of Class A common shares and Class B common shares. Class A common shares, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of Class A common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of Class A common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Except as may be provided by the Business Corporations Act of Alberta (“Corporations Act”) holders of Class B common shares are not entitled to vote on matters to be acted upon by the shareholders.  Holders of Class B common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore except to the extent of any dividends declared in favor of Class A shares and to the exclusion of the holders of Class B shares.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Corporations Act.  Unless the Corporations Act or the Company's Articles of Incorporation otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

Flow-Through Common Shares

"Flow-through" shares differ from other shares of common shares in only one aspect; all other rights of the shareholder remain unchanged.  Companies must specifically identify the expenditures associated with the funds raised through the sale of flow-through shares.  Companies raising capital through flow-through shares expend the funds on natural resource/exploration development.  The tax benefits (depreciation, amortization, etc.) connected with the expenditures flow through to the shareholder rather than the corporation.  These tax benefits are available only to shareholders residing in Canada.  Shareholders residing in the United States and other non-Canadian shareholders, receive no tax benefits through the purchase of flow-through shares.

Stock Options. No Disclosure Necessary. The Company does not have a Stock Option Plan.

Share Purchase Warrants

9.A.6.  Differing Rights.     No Disclosure Necessary.

9.A.7.a. Subscription Warrants/Right.	No Disclosure Necessary.

9.A.7.b. Convertible Securities/Warrants.	No Disclosure Necessary.

B.  Plan of distribution.

Not applicable.

C.  Markets.

Our common shares are not listed for trading on an exchange or in other markets. Following the effectiveness of this registration statement, we expect to apply to list our common shares on the OTC Bulletin Board quotation service. We will ask, but have not yet received authorization to use the symbol DOVEF; there can be no assurance we will be able to use the symbol. The Over the Counter Bulletin Board is maintained by the NASDAQ Stock Market, but does not have any of the quantitative or qualitative standards such as those required for companies listed on the NASDAQ Small Cap Market or National Market System. The can be no assurance that our application for listing on the OTC Bulletin Board will be approved.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share Capital.

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

As of December 31, 2007, the authorized capital of the Company was an unlimited number of Class A common shares without par value and an unlimited number of Class B common shares without par value.  At December 31, 2007 and December 31, 2006 there were 22,702,500 and 22,802,500 Class A common shares issued and outstanding, respectively. At December 31, 2007 and December 31, 2006 there were 443,500 and 598,500 Class B common shares issued and outstanding, respectively.

During the last three years, capital has not been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital

No Disclosure Necessary

10.A.3.  Shares Held By Company.

No Disclosure Necessary

10.A.4.  Stock Options/Share Purchase Warrants

No Disclosure Necessary

10.A.5.  Stock Options/Share Purchase Warrants

No Disclosure Necessary

10.A.6.  History of Share Capital

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

Fiscal		Number of	Capital
Year	Nature of Share Issuance	Shares	Raised
Fiscal 2005	Private Placement-Common Shares	2,304,000	$1,152,000
Fiscal 2006	Private Placement-Common Shares	100,000	$50,000
	Private Placement-Common Shares	443,500	$221,750
	Private Placement-Common Shares	443,500	$665,250
Fiscal 2007	Private Placement	155,000	$155,000

________________________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

No Disclosure Necessary

B. Memorandum and articles of incorporation.

Objects and Purposes

Dove Energy Inc. was organized under the laws of Alberta, Canada on February 15, 2005 with a Corporate Access Number of 2011541246. The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

Common Shares

The Company is authorized to issue an unlimited number of Class A common shares and Class B common shares. Class A common shares, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of Class A common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of Class A common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Except as may be provided by the Business Corporations Act of Alberta (“Corporations Act”) holders of Class B common shares are not entitled to vote on matters to be acted upon by the shareholders.  Holders of Class B common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore except to the extent of any dividends declared in favor of Class A shares and to the exclusion of the holders of Class B shares.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Powers and Duties of Directors

The directors shall manage or supervise the management of the affairs and business of the Company and shall have authority to exercise all such powers of the Company as are not, by the Business Corporations Act of Alberta or by the Articles of Incorporation, required to be exercised by the Company in a general meeting.

Directors will serve as such until the next annual meeting. In general, a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company whereby a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director. Such director shall not vote in respect of any such contract or transaction with the Company in which he is interested and if he shall do so, his vote shall note be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. However, notwithstanding the foregoing, directors shall have the right to vote on determining the remuneration of the directors.

The directors may from time to time on behalf of the Company: (a) borrow money in such manner and amount from such sources and upon such terms and conditions as they think fit; (b) issue bonds, debentures and other debt obligations; and (c) mortgage, charge or give other security on the whole or any part of the property and assets of the Company.

The majority of the directors of the Company must be persons ordinarily resident in Canada. There is no age limitation, other than the statutorily prescribed minimum age requirement of 18 years, or minimum share ownership, for the Company's directors. According to the Bylaws, the following persons are disqualified from being a director of the company (i) anyone less than 18 years of age; (ii) anyone who (a) is a dependent adult as defined in the Dependent Adults Act (Alberta), (b) is a formal patient as defined in the Mental Health Act (Alberta), (c) is the subject of an order under the Mentally Incapacitated Persons Act (Alberta) appointing a committee of his person or estate or both, or (d) has been found to be a person of unsound mind by a court elsewhere than in Alberta; (iii) a person who is not an individual; or (d) a person who has the status of bankrupt.

Shareholders

An annual general meeting shall be held once in every calendar year at such time and place as may be determined by the directors. A quorum at an annual general meeting and special meeting shall be two shareholders or one shareholder and a proxy holder representing another shareholder. There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Canada Act, referred to as the "Investment Act", discussed below under "Item 10. Additional Information, D. Exchange Controls."

In accordance with Alberta law, directors shall be elected by an "ordinary resolution" which means (a) a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy; or (b) a resolution that has been submitted to the shareholders of the Company who would have been entitled to vote on it in person or by proxy at a general meeting of the Company and that has been consented to in writing by such shareholders of the Company holding shares carrying not less than the prescribed majority of the votes entitled to be cast on it.

Under Alberta law certain items such as an amendment to the Company's articles or entering into a merger, requires approval by a special resolution which shall mean (a) a resolution passed by a majority of not less than the prescribed majority of the votes cast by the shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the company; and (b) a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

There are no provisions of the Company’s articles of incorporation or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Although not expressly enumerated in the Articles/By-Laws, pursuant to Canadian regulations, any shareholder who owns more than 10% of the Company’s common shares must disclose shareholder ownership.

C. Material contracts.

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business, for the two years immediately preceding the filing of this document. Significant property contracts are as described in Section 4.D.

D. Exchange controls.

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements. Any such remittances to United States residents are subject to withholding tax. See "Taxation".

There is no limitation imposed by the laws of Canada or by the charter or other documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act. The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture, each referred to as an "entity", each an "entity" that is not a "Canadian" as defined in the Investment Act, referred to as a "non-Canadian", unless after review, the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the common shares by a non-Canadian other than a "WTO Investor" (as that term is defined by the Investment Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, equals or exceeds $5 million for direct acquisition and over $50 million for indirect acquisition, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of the Company. An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2007 is any amount in excess of $265 million. A non-Canadian would acquire control of the Company for the purposes of the Investment Act if the non-Canadian acquired a majority of the common shares. The acquisition of one third or more, but less than a majority of the common shares, would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Act, including: (i) an acquisition of the common shares by a person in the ordinary course of that person's business as a trader or dealer in securities; (ii) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and (iii) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

E. Taxation.

Canadian Federal Income Tax Consequences

The following is a brief summary of some of the principal Canadian federal income tax consequences to a U.S. Holder (as defined below) of the Company’s common shares who deals at arm’s length with and is not affiliated with the Company, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) and the Canada–United States Income Tax Convention, is at all relevant times resident or deemed to be resident in the United States and is not nor is deemed to be in Canada and does not carry on business in Canada.

This summary should not be interpreted as, legal or tax advice to any particular U.S. Holder and no representation is made with respect to the Canadian income tax consequences to any particular person. Accordingly, U.S. Holders may consult their own tax advisers with respect to their particular circumstances.

Under the Income Tax Act (Canada) and pursuant to the Canada-United States Income Tax Convention, a U.S. Holder of common shares will be subject to a 15 percent withholding tax on dividends paid or credited or deemed by the Income Tax Act (Canada) to have been paid or credited on such shares.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company common shares unless (i) at any time in the five-year period immediately preceding the disposition, 25 percent or more of the shares of any class or series of the capital stock of the Company were owned (or were under option or subject to an interest in) by the U.S. Holder, by persons with whom the U.S. Holder did not deal at arm’s length and (ii) the value of the common shares of the Company at the time of the disposition derives principally from real property (as defined in the Canada-United States Income Tax Convention) situated in Canada.

United States Federal Income Tax Consequences

The following is a discussion of certain possible U.S. federal income tax consequences, under current law, generally applicable to a U.S. Holder of common shares of the Company. This discussion does not take into account the particular facts and circumstances, with respect to U.S. federal income tax issues, of any particular U.S. Holder. This discussion does not cover any state, local or foreign tax consequences. (See "Taxation-- Canadian Federal Income Tax Consequences”, above).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any U.S. Holder or prospective U.S. Holder of common shares of the Company, and no opinion or representation with respect to the U.S. federal income tax consequences to any such U.S. Holder or prospective U.S. Holder is made. Accordingly, U.S. Holders and prospective U.S. Holders of common shares of the Company may consult their own financial advisor, legal counsel or accountant regarding the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of the Company who is (i) a citizen or individual resident of the U.S., (ii) a corporation or partnership created or organized in or under the laws of the U.S. or of any political subdivision thereof, (iii) an estate whose income is taxable in the U.S. irrespective of source or (iv) a trust subject to the primary supervision of a court within the U.S. and control of a U.S. fiduciary as described Section 7701(a)(30) of the Code.

Persons Not Covered

This summary does not address the U.S. federal income tax consequences to persons (including persons who are U.S. Holders) subject to special provisions of U.S. federal income tax law, including (i) tax-exempt organizations, (ii) qualified retirement plans, (iii) individual retirement accounts and other tax-deferred accounts, (iv) financial institutions, (v) insurance companies, (vi) real estate investment trusts, (vii) regulated investment companies, (viii) broker-dealers, (ix) persons or entities that have a "functional currency" other than the U.S. dollar, (x) persons subject to the alternative minimum tax, (xi) persons who own their common shares of the Company as part of a straddle, hedging, conversion transaction, constructive sale or other arrangement involving more than one position, (xii) persons who acquired their common shares of the Company through the exercise of employee stock options or otherwise as compensation for services, (xiii) persons that own an interest in an entity that owns common shares of the Company, (xiv) persons who own, exercise or dispose of any options, warrants or other rights to acquire common shares of the Company, or (xv) persons who own their common shares of the Company other than as a capital asset within the meaning of Section 1221 of the Code.

Distribution on Common Shares of the Company

U.S. Holders receiving distributions (including constructive distributions) with respect to common shares of the Company are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's U.S. federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's U.S. federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions from the Company exceed current or accumulated earnings and profits of the Company, such distributions will be treated first as a return of capital, to the extent of the U.S. Holder's adjusted basis in the common shares, and thereafter as gain from the sale or exchange of the common shares of the Company. (See more detailed discussion at "Disposition of Common Shares of the Company" below)

In the case of foreign currency received as a distribution that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company generally will not be eligible for the "dividends received deduction" allowed to corporate shareholders receiving dividends from certain U.S. corporations. Under certain circumstances, a U.S. Holder that is a corporation and that owns shares representing at least 10% of the total voting power and the total value of the Company's outstanding shares may be entitled to a 70% deduction of the "U.S. source" portion of dividends received from the Company (unless the Company qualifies as a "Foreign Personal Holding Company" or a "Passive Foreign Investment Company" as defined below). The availability of the dividends received deduction is subject to several complex limitations which are beyond the scope of this discussion, and U.S. Holders of common shares of the Company may consult their own financial advisor, legal counsel or accountant regarding the dividends received deduction.

Certain information reporting and backup withholding rules may apply with respect to certain payments related to the Company's common shares. In particular, a payor or middleman within the U.S., or in certain cases outside the U.S., will be required to withhold 31% (which rate is scheduled for periodic adjustment) of any payments to a U.S. Holder of the Company's common shares of dividends on, or proceeds from the sale of, such common shares within the U.S., if a U.S. Holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, the backup withholding tax requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS. U.S. Holders may consult their own financial advisor, legal counsel or accountant regarding the information reporting and backup withholding rules applicable to the Company's common shares.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for U.S. federal income tax purposes with respect to such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from distributions to) the U.S. Holder during that year.

There are significant and complex limitations that apply to the foreign tax credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's U.S. income tax liability that the U.S. Holder's "foreign source" income bears to his or its worldwide taxable income. In applying this limitation, the various items of income and deduction must be classified as either "foreign source" or "U.S. source." Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by the Company will generally constitute "foreign source" income, and will be classified as "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes.

In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of the Company may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by the Company under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations with respect to the foreign tax credit are fact specific, and each U.S. Holder of common shares of the Company should consult their own financial advisor, legal counsel or accountant regarding the foreign tax credit rules.

56

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale or other taxable disposition of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Preferential tax rates apply to long-term capital gains of U.S. Holders that are individuals, estates or trusts. Deductions for net capital losses are subject to significant limitations. For U.S. Holders that are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the U.S. federal income tax consequences to U.S. Holders resulting from the ownership and disposition of common shares of the Company:

Foreign Personal Holding Company

If at any time during a taxable year (i) more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the U.S. and (ii) 60% (or 50% in certain cases) or more of the Company's gross income for such year is "foreign personal holding company income" as defined in Section 553 of the Code (e.g., dividends, interest, royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions), the Company may be treated as a "Foreign Personal Holding Company" ("FPHC") In that event, U.S. Holders of common shares of the Company would be required to include in gross income for such year their allocable portions of such "foreign personal holding company income" to the extent the Company does not actually distribute such income.

The Company does not believe that it currently qualifies as a FPHC. However, there can be no assurance that the Company will not be considered a FPHC for the current or any future taxable year.

Foreign Investment Company

If (i) 50% or more of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), and (ii) the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, the Company may be treated as a "Foreign Investment Company" ("FIC") as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gain.

The Company does not believe that it currently qualifies as a FIC. However, there can be no assurance that the Company will not be considered a FIC for the current or any future taxable year.

Controlled Foreign Corporation

If more than 50% of the total voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined by the Code Section 7701(a)(30)), each of which own, directly or indirectly, 10% or more of the total voting power of the Company's outstanding shares (each a "10% Shareholder"), the Company could be treated as a "Controlled Foreign Corporation" ("CFC") under Section 957 of the Code.

The classification of the Company as a CFC would effect many complex results, including that 10% Shareholders of the Company would generally (i) be treated as having received a current distribution of the Company's "Subpart F income" and (ii) would also be subject to current U.S. federal income tax on their pro rata shares of the Company's earnings invested in "U.S. property." The foreign tax credit may reduce the U.S. federal income tax on these amounts for such 10% Shareholders (See more detailed discussion at "Foreign Tax Credit" above). In addition, under Section 1248 of the Code, gain from the sale or other taxable disposition of common shares of the Company by a U.S. Holder that is or was a 10% Shareholder at any time during the five-year period ending with the sale is treated as ordinary income to the extent of earnings and profits of the Company attributable to the common shares sold or exchanged.

If the Company is classified as both a Passive Foreign Investment Company as described below and a CFC, the Company generally will not be treated as a Passive Foreign Investment Company with respect to 10% Shareholders. This rule generally will be effective for taxable years of 10% Shareholders beginning after 1997 and for taxable years of the Company ending with or within such taxable years of 10% Shareholders.

The Company does not believe that it currently qualifies as a CFC. However, there can be no assurance that the Company will not be considered a CFC for the current or any future taxable year. The CFC rules are very complicated, and U.S. Holders may consult their own financial advisor, legal counsel or accountant regarding the CFC rules and how these rules may impact their U.S. federal income tax situation.

Passive Foreign Investment Company

The Code contains rules governing "Passive Foreign Investment Companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the U.S. and, for any taxable year, either (i) 75% or more of its gross income is "passive income" or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. However, gains resulting from commodities transactions are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

For purposes of the PFIC income test and the assets test, if a foreign corporation owns (directly or indirectly) at least 25% by value of the stock of another corporation, such foreign corporation shall be treated as if it (a) held a proportionate share of the assets of such other corporation, and (b) received directly its proportionate share of the income of such other corporation. Also, for purposes of such PFIC tests, passive income does not include any interest, dividends, rents or royalties that are received or accrued from a "related" person to the extent such amount is properly allocable to the income of such related person which is not passive income. For these purposes, a person is related with respect to a foreign corporation if such person "controls" the foreign corporation or is controlled by the foreign corporation or by the same persons that control the foreign corporation. For these purposes, "control" means ownership, directly or indirectly, of stock possessing more than 50% of the total voting power of all classes of stock entitled to vote or of the total value of stock of a corporation.

U.S. Holders owning common shares of a PFIC are subject to the highest rate of tax on ordinary income in effect for the applicable taxable year and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned with respect to certain "excess distributions" on and dispositions of PFIC stock under Section 1291 of the Code. However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund ("QEF") with respect to such shareholder's interest therein, the above-described rules generally will not apply. Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC's ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed. A U.S. Holder of a QEF can, however, elect to defer the payment of U.S. federal income tax on such income inclusions. In addition, subject to certain limitations, U.S. Holders owning, actually or constructively, marketable (as specifically defined) stock in a PFIC will be permitted to elect to mark that stock to market annually, rather than be subject to the tax regime of Section 1291 of Code as described above. Amounts included in or deducted from income under this alternative (and actual gains and losses realized upon disposition, subject to certain limitations) will be treated as ordinary gains or losses.

The Company believes that it was not a PFIC for its fiscal year ended December 31, 2007 or 2008 and does not believe that it will be a PFIC for the fiscal year ending December 31, 2009. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged by the IRS, or that it will be able to satisfy record keeping requirements that will be imposed on QEFs in the event that it qualifies as a PFIC.

The PFIC rules are very complicated, and U.S. Holders may consult their own financial advisor, legal counsel or accountant regarding the PFIC rules and how these rules may impact their U.S. federal income tax situation.

F. Dividends and paying agents.

The Company has not declared any dividends on its common shares since its inception in 2005 and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

G. Statements by experts.

The Company’s auditors for its financial statements for each of the preceding three periods were, Meyers Norris Penny LLP, Independent Registered Chartered Accountants, 7th Floor, 715 – 5 Avenue SW, Calgary AB T2P 2X6..  They are members of the Alberta Institute of Chartered Accountants.  Their audit report for Fiscal 2007/2006/2005 is included with the related financial statements in this Registration Statement with their consent.

H. Documents on display.

Not Applicable.

I.	Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

No disclosure necessary.

Item 12.	Description of Securities Other Than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividends Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

Not Applicable

Item 16	Reserved

Item 16A.	Audit Committee Financial Expert

Not Applicable

Item 16B.	Code of Ethics

                       Not Applicable

Item 16C.	Principal Accountant Fees and Services

Not Applicable

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
No Disclosure Necessary.

PART III

Item 17.	Financial Statements

Financial Statements. The consolidated financial statements set forth under Item 18 are included as part of this annual report.

Item 18.	Financial Statements

The following auditors’ reports and consolidated financial statements are included in this Form 20-F:

Dove Energy Inc.	Sequential
Consolidated Financial Statements	Page Number

Auditors’ Report	F-1
Consolidated Balance Sheet as at December 31, 2007
and December 31, 2006	F-3
Consolidated Statements of Operations for the years ended December 31, 2007
December 31, 2006 and December 31, 2005	F-4
Statement of Stockholders Equity for the year ended, December 31, 2007
December 31, 2006 and December 31, 2005	F-5
Consolidated Statements of Cash Flows for the year ended
December 31, 2007, December 31, 2006 and December 31, 2005	F-6

Notes to Consolidated Financial Statements	F-7

The following unaudited interim financial statements are included in this Form 20-F:

Dove Energy Inc.
Interim Financial Statements (Unaudited)

Balance Sheet as at September 30, 2008
and December 31, 2007	F-21
Statement of Loss and Comprehensive Loss
Three months ended September 30, 2008 and September 30, 2007
Nine months ended September 30, 2008 and September 30, 2007	F-22
Statement of Stockholders Equity for the period ended
September 30, 2008 and the year ended December 31, 2007	F-23
Statement of Cash Flows for the nine months ended
September 30, 2008 and September 30, 2007	F-24
Notes to Interim Unaudited Financial Statements	F-25

DOVE ENERGY INC.
Financial Statements
For the years ended December 31, 2007 and 2006

Index to Financial Statements
Years Ended December 31, 2007 and 2006

Page
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING	1
AUDITOR’S REPORT	2
FINANCIAL STATEMENTS
Balance Sheet	3
Statement of Loss	4
Statement of Changes in Stockholders’ Equity	5
Statement of Cash Flow	6
Notes to Financial Statements	7 -19

Management's Responsibility for Financial Reporting

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility of significant accounting judgments and estimates in accordance with accounting principles generally accepted in the United States of America. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statement, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements

The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management. The Board is also responsible for recommending the appointment of the Corporation’s external auditors.

Meyers Norris Penny LLP, an independent firm of Chartered Accountants, is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with the Board of Directors to discuss their audit findings.

President	Vice President
“Kene Ufondu”	“Victor Delaet”

Calgary, AB

1
The accompanying notes are an integral part of these financial statements.

Report of The Independent Registered Public Accounting Firm

To the Board of Directors and the Stockholders of Dove Energy Inc.

We have audited the accompanying balance sheets of Dove Energy Inc. ("the Corporation”) as of December 31, 2007 and 2006 and the statements of loss, changes in stockholder’s equity and cash flows for each of the years ended December 31, 2007 and 2006 and for the eleven month period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation of the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years ended December 31, 2007 and 2006 and for the eleven month period ended December 31, 2005 in accordance with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, the Corporation’s ability to continue as a going concern is dependent on obtaining sufficient working capital to fund future operations. Management’s plan in regard to these matters is also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

CALGARY, CANADA	MEYERS NORRIS PENNY LLP
September 9, 2008	INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

2

Dove Energy Inc.
Balance Sheets
December 31

	2007	2006

ASSETS
CURRENT
Cash	$ 112,317	$ 451,772
Accounts receivable	23,744	55,570
Prepaid expenses and deposits	154,560	24,420

	290,621	531,762

PETROLEUM AND NATURAL GAS ASSETS (note 3)
Proven	554,675	616,403
Unproven	250,000	250,000
DUE FROM RELATED PARTIES (note 8)	-	75,000
OTHER ASSETS (note 4)	62,215	169,538
Total Assets	$1,157,511	$1,642,703

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT
Accounts payable and accrued liabilities	$ 87,091	$ 145,670
Flow-through share liability (note 7)	266,727	443,500
	353,818	589,170

ASSET RETIREMENT OBLIGATIONS (note 5)	259,687	220,217
	613,505	809,387

STOCKHOLDERS’ EQUITY
Share capital (Note7)	1,537,410	1,482,760
Class A common shares; -no par value; unlimited authorized; 22,702,500 and
22,847,500 shares issued and outstanding at December 31, 2007 and 2006 respectively
Class B common shares; -no par value; unlimited authorized; 443,500 and 598,500 shares issued and outstanding at December 31, 2007 and 2006 respectively.
Deficit	(993,404)	(649,444)
	544,006	833,316
Total Liabilities and Stockholders’ Equity	$1,157,511	$1,642,703

Approved on behalf of the Board:

Director

Director

3
The accompanying notes are an integral part of these financial statements.

Dove Energy Inc.
Statements of Loss
For the years ended December 31

	2007	2006	2005
			(Restated)

REVENUE
Gas Revenue	$ 160,827	$ 66,603	11,771
Royalties	(9,013)	(4,972)	(823)
Income	8,661	3,192	164

	160,475	64,823	11,112

EXPENSES
Professional fees	294,183	276,780	235,144
Depletion, depreciation and accretion	238,240	91,631	1,586
General and administrative	76,386	67,799	31,072
Operational costs	68,576	20,205	602
Interest and bank charges	15,023	373	186

	692,408	456,788	268,590

LOSS BEFORE INCOME TAXES	(531,933)	(391,965)	(257,478)
DEFERRED INCOME TAXES RECOVERED (note 6)	254,273	-	-
NET LOSS	(277,660)	(391,965)	(257,478)

Loss per share	0.01	0.02	0.01
Basic and diluted weighted average number of shares	23,337,438	22,849,205	18,289,381

4
The accompanying notes are an integral part of these financial statements.

Dove Energy Inc.
Statement of Changes in Stockholders’ Equity
Years ended December 31

	Shares	Amount

Common shares, issued and outstanding
Class A, Balance December 31, 2005	22,404,000	$1,152,000
Issued for cash	543,500	271,750
Balance, December 31,2006	22,947,500	1,423,750
Class B, Balance December 31, 2005	-	-
Issued for cash	443,500	221,750
Balance, December 31, 2006	443,500	221,750
less share issuance costs to date		(162,740)
Balance, December 31, 2006		1,482,760

Class A, Balance December 31, 2006	22,947,500	1,423,750
Redeemed and Cancelled	(145,000)	(8,700)
Balance, December 31, 2007	22,802,500	1,415,050
Class B, Balance December 31, 2006	443,500	221,750
Issued for cash	155,000	77,500
Balance, December 31, 2007	598,500	299,250
less share issuance costs to date		(176,890)
Balance, December 31, 2007		$1,537,410

Accumulated Deficit
Balance, December 31, 2005		$ (335,251)
Net loss		(391,965)
Prior period adjustment (Note 11)		77,772
Balance, December 31, 2006		(649,444)
Net loss		(277,660)
Redemption and cancelation of shares (note 7)		(66,300)
Balance, December 31, 2007		$ (993,404)
Total stockholders’ equity		$ 544,006

5
The accompanying notes are an integral part of these financial statements.

Dove Energy Inc.
Statement of Cash Flows
For the years ended December 31

			2005
	2007	2006	(Restated)

OPERATING ACTIVITIES
Net loss	$(277,660)	$(391,965)	(257,478)
Items not affecting cash:			-
Depletion, depreciation and accretion	238,240	91,631	1,586
Deferred income taxes	(254,273)	-	-

	(293,693)	(300,334)	(255,892)
Changes in non-cash working capital balances (note 12)	(156,893)	(17,838)	(36,522)

Cash flow used by operating activities	(450,586)	(318,172)	-

INVESTING ACTIVITIES
Purchase of Petroleum and Natural Gas Assets	(137,042)	(449,751)	(289,650)
Advances of other assets	107,323	(169,538)	-
Payment to related parties	-	(10,000)	(65,000)
Changes in working capital accounts (note 12)	-	(197,160)	268,986

Cash flow provided by investing activities	(29,719)	(826,448)	-

FINANCING ACTIVITIES
Issue of flow-through shares	155,000	937,000	1,152,000
Share issue costs paid	(14,150)	(54,040)	(52,300)
Changes in working capital accounts (note 12)	-	(8,190)	-

Cash flow provided by financing activities	140,850	874,770	1,099,700

DECREASE IN CASH	(339,455)	(269,846)	721,622
CASH – BEGINNING OF YEAR	451,772	721,622	-

CASH – END OF YEAR	$ 112,317	$ 451,772	721,622
CASH – FLOW SUPPLEMENTARY INFORMATION
Interest paid	$ 15,023	$ 373	-

6
The accompanying notes are an integral part of these financial statements.

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

1.     GOING CONCERN AND CONTINUANCE OF OPERATIONS

These financial statements have been prepared on a going concern basis, which presume that Dove Energy Inc. (the “Corporation”) will be able to realize of assets and pay commitments in the ordinary course of business. Should the Corporation be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its commitments as they become due. The Corporation is in the process of exploring its oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for petroleum and natural gas assets is dependent upon the discovery of economically recoverable reserves and confirmation of the Corporation's interest in the underlying properties, the ability of the Corporation to obtain necessary financing to complete the development of the properties, and upon future profitable production or the sale thereof. These financial statements do not reflect the adjustments or reclassification of assets and liabilities, which would be necessary if the Corporation were unable to continue its operation.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Dove Energy Inc. have been prepared by management in accordance with accounting principles generally accepted in the United States of America.

Nature of operations

The Corporation’s principal business activities include the evaluation, acquisition and development of oil and gas properties in Western Canada. The Corporation was incorporated on February 19, 2005 under the Business Corporations Act of Alberta, Canada.

Measurement uncertainty

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Accounts receivable are stated after evaluation as to their collectability and an appropriate allowance for doubtful accounts is provided where considered necessary. The provision for asset retirement obligation, depletion, as well as management’s impairment assessment on its oil and gas properties and other long lived assets are based on estimates and by their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in these estimates, in future periods, could be significant. These estimates and assumptions are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

7

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

Joint activities

All of the Corporation's exploration and production activities are conducted jointly with others and accordingly, these financial statements reflect only the Corporation's proportionate interest in such activities.

Petroleum and natural gas properties

Under the full cost method of accounting for oil and gas operations all costs associated with the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, production equipment and overhead charges directly related to acquisition, exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capitalized costs with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation in a particular country, in which case a gain or loss on disposal is recorded.

Capitalized costs within each country are depleted and depreciated on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Oil and gas reserves and production are converted into equivalent units on the basis of 6,000 cubic feet of natural gas to one barrel of oil. Depletion and depreciation is calculated using the capitalized costs, including estimated asset retirement costs, plus the estimated future costs to be incurred in developing proved reserves, net of estimated salvage value.

An impairment loss is recognized in net earnings if the carrying amount of a cost center exceeds the “cost center ceiling”. The carrying amount of the cost center includes the capitalized costs of proved oil and natural gas properties, net of accumulated depletion and deferred income taxes and the cost center ceiling is the present value of the estimated future net cash flows, using year end unescalated prices, from proved oil and natural gas reserves discounted at ten percent (net of related tax effects) plus the lower of cost or fair value of unproved properties included in the costs being amortized (and/or the costs of unproved properties that have been subject to a separate impairment test and contain no probable reserves).

Costs of acquiring and evaluating unproved properties and major development projects are initially excluded from the depletion and depreciation calculation until it is determined whether or not proved reserves can be assigned to such properties. Costs of unproved properties and major development projects are transferred to depletable costs based on the percentage of reserves assigned to each project over the expected total reserves when the project was initiated. These costs are assessed periodically to ascertain whether impairment has occurred.

Other property and equipment, such as computer equipment, are initially recorded at cost. Depreciation is provided using methods and rates intended to depreciate the cost of computer equipment over estimated useful lives as follows:

Asset	Method	Rate
Computer Equipment	Declining balance	45%

8

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

Asset retirement obligation

An asset retirement obligation is recognized at its fair value when the related asset is acquired and a reasonable estimate of its fair value is determinable. Discounted cash flows are used to measure fair value.

When a liability is recognized, a corresponding asset retirement cost is capitalized to the carrying amount of the related asset. The asset retirement cost is amortized over the estimated useful life of the related asset.

The Corporation accrues asset retirement obligations on a future discounted basis as accretion expense. The Corporation recognizes changes due to revisions or new obligations as an increase in the asset retirement obligation and the related asset. Actual costs, as incurred, are charged to the asset retirement obligation.

Revenue recognition

Petroleum and natural gas revenues are recognized when production is sold to a purchaser at a fixed or determinable price, when delivery has occurred and title has transferred, and if the collectibility of the revenue is probable.

Deferred income taxes

Income taxes are determined using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Per FASB Interpretation (FIN 48) under the liability method, it is the Corporation’s policy to provide for uncertain tax positions and the related interest and penalties based upon management’s assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. At December 31, 2007, the Corporation believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Corporation prevails in matters for which a liability for an unrecognized benefit is established or is required to pay amounts in excess of the liability, the Corporation’s effective tax rate in a given financial statement period may be affected. Interest and penalties associated with the Corporation’s tax positions are recorded as Interest Expense.

9

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

Flow-through shares

The Corporation finances a portion of its oil and gas exploration activities though the issue of flow-through shares. The exploration and development expenditures funded by flow though shares are renounced to subscribers in accordance with the Income Tax Act (Canada).

Proceeds from the issuance of flow-through shares are to be allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the amount the investor pays for the flow-through shares and the fair value of the existing shares at the time the flow-through shares were issued. A liability is recognized for this difference which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded in earnings.

Loss Per Common Share

Basic loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding for the period. Diluted loss per common share is computed after giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental shares issuable upon exercise of stock options and warrants, contingent stock, conversion of debentures and preferred stock outstanding. The dilutive effect of potential common shares is not considered in the EPS calculations for these periods if the impact would have been anti dilutive.

Recent accounting pronouncements

FASB Interpretation (FIN) 48, “Accounting for Uncertainty in Income taxes – an interpretation of FASB Statement No. 109 (FIN 48). In July 2006, the FASB issued FIN 48, which provides guidance on accounting for income tax positions about which the Corporation has concluded there is a level of uncertainty with respect to the recognition of a tax benefit in the Corporation’s financial statements. FIN 48 describes the minimum recognition threshold a tax position is required to meet. Tax positions are defined very broadly and include not only tax deductions and credits but also decisions not to file in a particular jurisdiction, as well as the taxability of certain transactions.

Effective January 1, 2007, the Corporation adopted the provisions of FASB Interpretation No. 48. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was not a material impact on the Corporation’s financial position and results of operations as a result of the adoption of the provisions of FIN 48. At December 31, 2007, the Corporation had no significant unrecognized tax positions and the Corporation does not believe there will be any material changes in its unrecognized tax positions over the next twelve months.

The Corporation’s tax positions are subject to examination by tax authorities. As at December 31, 2007, the Corporation’s tax years 2005 to present are open for United States – Federal and State jurisdictions and Canada – Federal and Provincial jurisdictions.

10

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

Recent accounting pronouncements (continued)

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related party disclosure requirements. Management does not expect this pronouncement to have a significant impact on the Corporation’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Corporation is currently evaluating the potential impact on the Corporation’s financial position, results of operations and cash flows.

In April 2007, the FASB issued FASB Staff Position FIN 39-1,”Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts would be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management is currently evaluating the potential impact on the Corporation’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160”). SFAS 160 requires companies with non-controlling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The non-controlling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Corporation does not expect this pronouncement to have a significant impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS NO. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141 R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.

11

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

3.

PETROLEUM AND NATURAL GAS ASSETS

			2007
	Cost	Accumulated	Net book
		amortization	value

Petroleum and natural gas properties	$1,084,873	$283,614	$801,259
Computer equipment	8,648	5,232	3,416
	$1,093,521	$288,843	$804,675

			2006
	Cost	Accumulated	Net book
		amortization	value

Petroleum and natural gas properties	$930,459	$70,266	$860,193
Computer equipment	8,648	2,438	6,210
	$939,107	$72,704	$866,403

At December 31, 2007, the Corporation has excluded $250,000 (2006 – $250,000) of oil and gas properties relating to unproved properties from costs subject to depletion.

During the year ended December 31, 2007 the Corporation purchased an additional working interest in property from a former joint venture partner for $25,000.

The Corporation has performed ceiling tests for its Petroleum and Natural Gas Properties as at December 31, 2007 and 2006 and management determined that no impairment of these properties existed.

4.	OTHER ASSETS

Other assets represent long term deposits required by regulatory authorities for environmental obligations for well abandonment and restoration.

12

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

5.	ASSET RETIREMENT OBLIGATIONS

The table below presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties.

	2007	2006

Balance, beginning of year	$220,217	$200,198
Additions	17,448
Accretion	22,022	20,019

Balance, end of year	$259,687	$220,217

At December 31, 2007 the estimated total undiscounted cash flows required to settle the asset retirement obligations are approximated at $343,955 (2006 - $316,430). These obligations will be settled at the end of the useful lives of the underlying assets, which will extend up to six years into the future. This amount has been discounted using a credit adjusted risk free interest rate of 10 % and a rate of inflation of 3%.

6.

DEFERRED INCOME TAXES

	2007	2006

Deferred income tax liabilities
Property and Equipment	$(100,290)	$(20,473)
Deferred income tax assets
Asset retirement obligation	83,411	35,499
Non capital loss carry forwards	274,492	86,832
Share issuance costs	28,032	17,491
	385,935	139,822
Net deferred tax asset	285,645	119,349
Valuation allowance	(285,645)	(119,349)
Deferred income tax asset	-	-

13

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

6.

DEFERRED INCOME TAXES (continued)

The income tax recovery differs from the amount that would be expected by applying the current tax rates for the following:

	2007	2006	2005

Loss before taxes	$(531,933)	$ (391,996)	(257,478)

Expected tax recovery at 32.12% (2006 16.12%)	$ (170,857)	$ (63,185)	41,505
Tax effect of expenses not deductible for tax purposes:
Change in valuation allowance	166,296	71,373	(58,351)
Future tax effect of share issuance costs	-	(8,711)	17,522
Change in enacted tax rates	(118,461)	-	-
Other	491	523	(676)
Premium on flow-through shares	(131,742)	-	-

Deferred income tax recovery	$ (254,273)	$ -	-

 At December 31, 2007, the Corporation has the following estimated tax pools available for deduction against future taxable income:

	2007	2006	2005

Canadian development expense	$ 105,100	$ 419,390	22,290
Canadian oil and gas property expense	381,287	311,365	262,500
Share issuance costs	87,274	108,502	86,960
Non-capital losses	869,575	603,021	273,429
Undepreciated capital cost	6,054	8,648	4,860

	$1,449,290	$1,450,926	403,952

The non-capital losses will expire, if not utilized, as follows:

2015	$235,090
2026	$303,573
2027	$330,912

14

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

7.

SHARE CAPITAL

Authorized:
Unlimited	Common Shares, Class A, voting
Unlimited	Common Shares, Class B, voting, issued on a flow-through basis
Unlimited	Common non-voting shares

	2007		2006
	Shares	Amount	Shares	Amount

CLASS A
Shares outstanding at the	22,847,500	$1,423,750	22,304,000	$1,152,000
beginning of the year
Issued	-	-	543,500	271,750
Redeemed and Cancelled	(145,000)	(8,700)	-	-
	22,702,500	$1,415,050	22,847,500	$1,423,750

	2007		2006
	Shares	Amount	Shares	Amount
Class B
Shares outstanding at the	443,500	$221,750	-	$-
beginning of the year
Issued	155,000	155,000	443,500	665,250
Premium attributed to flow		(77,500)	-	(443,500)
through shares
	598,500	$299,250	443,500	$221,750

TOTAL		$1,714,300		$ 1,645,500
SHARE ISSUANCE COSTS		(176,890)		(162,740)
	23,301,000	$1,537,410	23,291,000	$ 1,482,760

15

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

7.	SHARE CAPITAL (continued)

During the 2006 year, the Corporation issued 100,000 Class A voting Common shares at a price of $.50 per share for total consideration of $50,000.

In March 2006, the Corporation issued 443,500 Class A voting Common shares at a price of $.50 per share for gross proceeds of $221,750 and 443,500 Class B Flow-through shares at a price of $1.50 per share for gross proceeds of $665,250. The Corporation will be required to incur $665,250 of qualifying expenditures to be renounced to the holders of the above flow-through shares. At December 31, 2007 $381,410 of expenditures were incurred and renounced to the shareholders.

During the 2007 year, the Corporation issued 155,000 Class B flow-through shares at a price of $1.00 per share for gross proceeds of $155,000. Share issuance costs amounting to $14,150 were recorded in the current year. The Corporation had not renounced the tax benefits of the related expenditures to the subscribers at December 31, 2007.

As at December 31, 2007, the Corporation is obligated to incur qualified expenditures in the amount of $284,090 by the end of the 2008 fiscal year.

The fair value of the flow-through shares issued during 2007 and 2006 were determined as the amount agreed upon by unrelated parties. The fair value of the flow-through shares issued during the year resulted in a gross premium of $77,500 (2006 - $443,500), or $0.50 (2006 - $1.00) per share, which was recorded as a flow-through share premium liability. During the year, $381,410 (2006 - $nil) of flow-through share expenditures were renounced to the shareholders. This renunciation resulted in a decrease of the flow-through share premium liability and an increase to deferred income tax recovery of $254,273, which represents the tax effect of the flow-through share expenditures incurred and renounced.

During the year, the Corporation redeemed and cancelled 145,000 Class A voting Common shares, valued at $75,000 (note 8). Of this amount $8,700 (used a weighted average book value per share of $0.06) reduced share capital and the deficit increased by $66,800, the remainder of the $75,000 redeemed and cancelled .

16

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

8.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007 the Corporation was charged $18,750 (2006 - $34,859) for rent and accounting expenses by Delaet Financial Services Inc, and Focused Money Solutions Inc., affiliated companies controlled in part by one of the Directors. Management fees were paid to two Directors and Officers of the Corporation amounting to $180,000 (2006 - $188,000). These transactions were measured using the exchange amount which is the amount agreed to by the related parties.

As at December 31, 2006, $75,000 was outstanding relating to monies from share subscriptions that were not received by the Corporation. An entity controlled by a Director and officer of the Corporation has assumed the outstanding balance and settled the obligation through the cancellation of some of its shareholdings as disclosed in note 7. The amount was non-interest bearing and had no set terms of repayment.

9.	FINANCIAL INSTRUMENTS

The Corporation, as part of its operations, carries a number of financial instruments. It is management’s opinion that the Corporation is not exposed to significant interest, credit or currency risks arising from these financial instruments except as otherwise disclosed.

Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Corporation is exposed to credit risk from customers. In order to reduce its credit risk, the Corporation reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information. The Corporation has a significant number of customers which minimizes concentration of credit risk.

Fair Value

The Corporation's carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximates its fair value due to the immediate or short term maturity of these instruments.

10.	CONTRACTUAL OBLIGATIONS

In 2006, the Corporation entered into various rental agreements for land owned by various individuals, and a lease agreement for office space, with estimated future payments as follows:

Contractual obligation repayment schedule:

2008	$37,705
2009
21,106
2010	21,106
2011	21,106
2012 and beyond	21,106
$101,023

17

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

11.

PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2006, the Corporation determined that it was necessary to restate its financial results for the year ending December 31, 2005. The purpose of the restatements is to correct errors found in accounting for transactions resulting from a lack of adequate procedures necessary to ensure that records were maintained in reasonable detail to fairly reflect the transactions of the Corporation in the start up phase of operations. More specifically the errors found are outlined as follows:

  The Corporation had not recognized an asset retirement obligation for its oil and gas properties.

  Certain expenses, assets, and revenues, paid or received after year end, not being accrued for at year end

  Expensing costs relating to issuance of common shares

  The Corporation had issued shares however a receivable for the issuance had not been recorded

  Effects of the restatement by line item follow:

Assets	December 31,	Adjustment
	2005 as		December 31,
	previously		2005 as
	Reported		Restated

Accounts Receivable	-	28,723	28,723
Prepaid expenses and deposits	-	14,500	14,500
Petroleum and natural gas assets	5,200	483,062	488,262
Due from related party	-	65,000	65,000

Liabilities
Accounts payable and accruals	(4,928)	337,015	332,087
Asset retirement obligation		200,198	200,198
Share capital	(1,045,000)	1,700	(1,043,300)
Deficit	(335,251)	(77,772)	(257,478)

Revenue
Gas Revenue	-	11,771	11,771
Royalties	-	(823)	(823)
Expenses
Depletion, depreciation and accretion	-	1,586	1,586
General and administrative	36,684	(5,612)	31,072
Operational Costs	-	602	602
Professional fees	233,672	1,472	235,144
Commissions	52,300	(52,300)	-
Exploration and development costs	12,572	(12,572)	-
Net earnings (loss)	(335,251)	(55,876)	(257,478)

18

DOVE ENERGY INC.
Notes to Financial Statements
Years Ended December 31, 2007 and 2006

12.

CHANGES IN NON-CASH WORKING CAPITAL

	2007	2006	2005
Accounts receivable	$31,826	$(26,847)	$(28,723)
Prepaid expenses	(130,140)	(9,920)	(14,500)
Accounts payable and accrued liabilities	(58,579)	(186,417)	332,087
	$(156,893)	$(223,184)	$288,864

	2007	2006	2005
Operating activities	$(156,893)	$(17,838)	$(36,522)
Investing activities		(197,160)	268,986
Financing activities		(8,186)	56,400
	$(156,893)	$(223,184)	$288,864

19

DOVE ENERGY INC.

Financial Statements

September 30, 2008
(Unaudited)

The financial statements and accompanying notes have not been reviewed by the Corporation auditors

Dove Energy Inc.
Balance Sheet
As at September 30, 2008 and December 31, 2007
(Unaudited)

	2008	2007

ASSETS
CURRENT ASSETS
Cash	$87,632	$112,317
Accounts receivable	18,182	23,744
Prepaid expenses and deposits	142,972	154,560

Total Current Assets	248,786	290,621

PETROLEUM AND NATURAL GAS ASSETS
Proven	493,495	554,675
Unproven	250,000	250,000
DUE FROM RELATED PARTIES	--	--
OTHER ASSETS	--	62,215

Total Assets	$992,281	$1,157,511

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$94,311	$87,091
Flow through share liability	189,227	266,727

Total Current Liabilities	283,538	353,818

Asset retirement obligation	279,163	259,687

Stockholders' Equity
Share capital	1,537,410	1,537,410
Deficit	(1,107,830)	(993,404)

Total Stockholders' Equity (Deficit)	429,580	544,006

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$992,281	$1,157,511

F20

Dove Energy Inc.
Statement of Loss and Comprehensive Loss
For the Three Months Ended September 30, 2008 and September 30, 2007 and
For the Nine Months Ended September 30, 2008 and September 30, 2007
(Unaudited)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2008	2007	2008	2007

Revenue
Gas revenue	$44,193	$33,929	$113,001	$130,638
Royalties	(1,787)	(3,280)	(5,678)	(7,212)
Income	--	--	2,899	8,661
	42,406	30,650	110,222	132,087

Expenses
Professional fees	27,305	59,120	55,513	272,884
Depletion, depreciation and accretion	40,368	59,560	111,002	178,680
General and administrative	8,728	17,131	53,021	62,092
Bad debts	35,248	--	35,248	--
Operational costs	17,592	19,118	41,191	52,643
Interest and bank charges	208	--	6,173	15,023

	129,450	154,930	302,148	581,322

Net loss before income taxes	(87,044)	(124,280)	(191,926)	(449,235)

Income tax expense (recovery)
Current	--	--	--	--
Deferred income taxes recovered	--	--	(77,500)	(254,273)

Net loss and comprehensive loss	(87,044)	(124,280)	(114,426)	(194,962)

Loss per share	$(00037)	$(00053)	$(00082)	$(00193)

Weighted average number of shares	23,337,438	23,281,000	23,337,438	23,217,117

Dove Energy Inc.
Statement of Stockholders' Equity
For the period ended September 30, 2008 and for the year ended December 31, 2007
(Unaudited)
	Shares	Amount

Common shares, issued and outstanding
Class A Balance, December 31, 2006	22,947,500	$1,423,750
Redeemed and cancelled	(145,000)	(8,700)
Class A Balance. December 31, 2007	22,802,500	1,415,050
Share movement during the period	--	--
Class A Balance. September 30, 2008	22,802,500	1,415,050

Class B Balance, December 31, 2006	443,500	221,750
Issued for cash	155,000	77,500
Class B Balance. December 31, 2007	598,500	299,250
Share movement during the period	--	--
Class B Balance. September 30, 2008	598,500	299,250

less: share issuance costs to date		(176,890)
Balance, September 30, 2008		$1,537,410

Accumulated Deficit
Balance, December 31, 2007		$(993,404)
Net loss and comprehensive loss		(114,426)
Balance, September 30, 2008		(1,107,830)

TOTAL STOCKHOLDERS' EQUITY		$429,580

Dove Energy Inc.
Statement of Cash Flow
For the Nine Months Ended September 30, 2008 and September 30, 2007
(Unaudited)
	Nine months	Nine months
	ended	ended
	September 30	September 30
	2008	2007

Cash flows from operating activities:
Net income (loss)	$(114,426)	$(194,962)

Adjustment to reconcile net earnings to net cash provided by
(used in) operating activities:
Depletion, depreciation and accretion	111,002	178,680
Deferred income tax recovery	(77,500)	(254,273)

(Increase) decrease in operating assets
Accounts receivable	5,562	30,372
Prepaid expenses and deposits	11,589	(130,140)

Increase (decrease) in operating liabilities
Accounts payable	7,220	(57,976)

	(56,553)	(428,300)

Cash flows from financing activities
Issuance of flow through shares	--	155,000
Payment of share issue costs	--	(14,150)

	--	140,850

Cash flows from investing activities
Other assets	62,215	107,323
Acquisition of property, plant and equipment	(30,347)	(94,636)

	31,868	12,687

Net increase (decrease) in cash and cash equivalents	(24,685)	(274,763)

Cash and cash equivalents, beginning of year or period	112,317	451,772

Cash and cash equivalents, end of year or period	$87,632	$177,009

Supplemental disclosures of cash flow information
Interest paid	$-	$-
Income taxes paid	--	--

DOVE ENERGY INC.
Notes to Financial Statements
For the 9-month period ended September 30, 2008
and the year ended December 31, 2007
(Unaudited)

1.     DESCRIPTION OF BUSINESS

Dove Energy Limited (the "Corporation") is a privately owned corporation whose principal business activities include the evaluation, acquisition and development of oil and gas properties in Western Canada. The Corporation was incorporated on February 19, 2005 under the Business Corporations Act of Alberta, Canada.

Going concern and continuance of operations

These financial statements have been prepared on a going concern basis, which contemplated the realization of assets and the payment of commitments in the ordinary course of business. Should the Corporation be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its commitments as they become due. The Corporation is in the process of exploring its oil and gas properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for petroleum and natural gas assets is dependent upon the discovery of economically recoverable reserves and confirmation of the Corporation's interest in the underlying properties, the ability of the Corporation to obtain necessary financing to complete the development of the properties, and upon future profitable production or the sale thereof. These financial statements do not reflect the adjustments or reclassification of assets and liabilities, which would be necessary if the Corporation were unable to continue its operation.

 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements of Dove Energy, Inc. have been prepared by management in accordance with accounting principles accepted in the United States of America (US GAAP) and are presented in Canadian dollars. In the opinion of management, it includes all adjustments of a normal and recurring nature that are necessary for the fair presentation of the financial position, results of operations and cash flows for the periods shown, and is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company's audited financial statements as of and for the period ended December 31, 2007.

Measurement uncertainty

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

DOVE ENERGY INC.
Notes to Financial Statements
For the 9-month period ended September 30, 2008
and the year ended December 31, 2007
(Unaudited)

Joint activities

All of the Corporation's exploration and production activities are conducted jointly with others and accordingly, these financial statements reflect only the Corporation's proportionate interest in such activities.

Petroleum and natural gas properties

The Corporation follows the full cost method of accounting for its petroleum and natural gas operations. Under this method all costs related to the acquisition of, exploration for, and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisition costs, geological and geophysical expenses and costs of drilling both productive and non-productive wells and overhead costs directly related to exploration and development activities. Proceeds from the sale of resource properties are applied against capitalized costs, without any gain or loss being realized, unless such sale would significantly alter the rate of depletion.

Petroleum and natural gas properties are characterized as long - lived assets held for use and, as such, are tested at least annually for impairment to ensure that the carrying amount of the property and equipment is recoverable and does not exceed the non - discounted cash flows expected from the production of proved reserves, undeveloped land and future development projects. If the carrying value is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the property and equipment exceeds the sum of the discounted cash flows from proved plus probable reserves, undeveloped land and future development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk - free interest rate. Any impairment, other than impairment on unproved properties, is included in earnings for the period. If impairment is indicated in the unproved properties, the amount of the impairment is included in the cost subject to depletion and depreciation.

Depletion of resource properties is provided using the unit of production method based upon estimated proved reserves before royalties. For depletion purposes, relative volumes of petroleum and natural gas production reserves are converted at the energy equivalent conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Costs of significant unproved properties, net of impairments, are excluded from the depletion calculation.

Other property and equipment, such as computer equipment, are initially recorded at cost. Depreciation is provided using methods and rates intended to depreciate the cost of computer equipment over estimated useful lives as follows:

Asset	Method	Rate

Computer Equipment	Declining balance	45%

DOVE ENERGY INC.
Notes to Financial Statements
For the 9-month period ended September 30, 2008
and the year ended December 31, 2007
(Unaudited)

Asset retirement obligation

An asset retirement obligation is recognized at its fair value when the related asset is acquired and a reasonable estimate of its fair value is determinable. Discounted cash flows are used to measure fair value.

When a liability is recognized, a corresponding asset retirement cost is capitalized to the carrying amount of the related asset. The asset retirement cost is amortized over the estimated useful life of the related asset.

The Corporation accrues asset retirement obligations on a future discounted basis as accretion expense. The Corporation recognizes changes due to revisions or new obligations as an increase in the asset retirement obligation and the related asset. Actual costs, as incurred, are charged to the asset retirement obligation.

Revenue recognition

The Corporation recognizes revenue on the sale of production when title passes from the corporation to the customer.

 Future income taxes

Income taxes are calculated using the asset and liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Flow-through shares

The Corporation finances a portion of its oil and gas exploration activities though the issue of flow-through shares. The exploration and development expenditures funded by flow-though shares are renounced to subscribers in accordance with the Income Tax Act (Canada). The estimated value of the tax pools forgone are reflected as a reduction in share capital with a corresponding increase in the future income tax liability at the time the related expenditures are renounced.

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related party disclosure requirements. Management does not expect this pronouncement to have a significant impact on the Corporation’s financial position, results of operations or cash flows.

DOVE ENERGY INC.
Notes to Financial Statements
For the 9-month period ended September 30, 2008
and the year ended December 31, 2007
(Unaudited)

Recent accounting pronouncements (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115”, which is effective for fiscal years beginning after November 15, 2007. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The Corporation has determined that there is no significant financial impact of applying this accounting standard on its financial position, results of operations or cash flows.

In April 2007, the FASB issued FASB Staff Position FIN 39-1,”Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which amended FIN 39, to indicate that the following fair value amounts would be offset against each other if certain conditions of FIN 39 are otherwise met: (a) those recognized for derivative instruments executed with the same counterparty under a master netting arrangement and (b) those recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) arising from the same master netting arrangement as the derivative instruments. In addition, a reporting entity is not precluded from offsetting the derivative instruments if it determines that the amount recognized upon payment or receipt of cash collateral is not a fair value amount. FSP FIN 39-1 is effective at the beginning of the first fiscal year after November 15, 2007. Management has determined that there is no significant financial impact of applying this accounting standard on the Corporation’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160”). SFAS 160 requires companies with non-controlling interests to disclose such interests clearly as a portion of equity but separate from the parent’s equity. The non-controlling interest’s portion of net income must also be clearly presented on the Income Statement. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and the Corporation does not expect this pronouncement to have a significant impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS NO. 141 (revised 2007), Business Combinations (“SFAS 141R”). SFAS 141 R broadens the guidance of SFAS 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations. SFAS 141R expands on required disclosures to improve the statement users’ abilities to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. Management is currently evaluating the potential impact of this statement on future business combinations.

DOVE ENERGY INC.
Notes to Financial Statements
For the 9-month period ended September 30, 2008
and the year ended December 31, 2007
(Unaudited)

3.     PETROLEUM AND NATURAL GAS ASSETS

			2008	2007
	Cost	Accumulated	Net book	Net book
		amortization	value	value

Petroleum and natural gas properties	$1,115,218	$373,986	$741,232	$801,159
Computer equipment	8,648	6,385	2,263	3,416
	$1,123,866	$380,731	$743,495	$804,675

At September 30, 2008, the Corporation has excluded $250,000 (2007- $250,000) of oil and gas properties relating to unproven properties from costs subject to depletion.

The Corporation has performed impairment tests for its Petroleum and Natural Gas Properties as at December 31, 2007 and 2006 and management determined that no impairment of these properties existed.

4.     ASSET RETIREMENT OBLIGATIONS

	2008	2007

Balance, beginning of period	$259,687	$220,217
Additions	--	17,448
Accretion	19,476	22,022

Balance, end of period	$279,163	$259,687

The above table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties

At September 30, 2008, the estimated total undiscounted amount to settle the asset retirement obligations was $389,168 (2007 - $343,955). This amount has been discounted using a credit adjusted risk-free interest rate of 10 % and a rate of inflation of 3%.

5.     OTHER ASSETS

Other assets represent long term deposits required by regulatory authorities for environmental obligations for well abandonment and restoration.

DOVE ENERGY INC.
Notes to Financial Statements
For the 9-month period ended September 30, 2008
and the year ended December 31, 2007
(Unaudited)

6.     SHARE CAPITAL

     Authorized:

Unlimited	Common Shares, Class A, voting
Unlimited	Common Shares, Class B, flow through shares
Unlimited	Common non-voting shares

	2008		2007
	Shares	Amount	Shares	Amount

CLASS A
Shares outstanding at the beginning of the year	22,802,500	$1,415,050	22,947,500	$1,423,750
Issued	--	--	--	--
Cancelled	--	--	(145,000)	(8,700)

	22,802,500	$1,415,050	22,802,500	$1,415,050

	2008		2007
	Shares	Amount	Shares	Amount

Class B
Shares outstanding at the beginning of the year	598,500	$299,250	443,500	$221,750
Issued	--	--	155,000	155,000
Renouncements	--	--	--	(77,500)
	598,500	299,250	598,500	$299,250

TOTAL		$1,714,300		$1,714,300
SHARE ISSUANCE COSTS		(176,890)		(176,890)

		$1,537,410		$1,537,410

DOVE ENERGY INC.
Notes to Financial Statements
For the 9-month period ended September 30, 2008
and the year ended December 31, 2007
(Unaudited)

SHARE CAPITAL (continued)

During the 2007 year, the Corporation issued 155,000 Class B flow through shares for $155,000. Share issuance costs amounted to $14,150 were recorded the same year. The Corporation will be required to incur $155,000 of qualifying expenditures to be renounced to the holders of the above flow-through shares. In addition, share capital was adjusted for $61,483 for the tax effect of renouncing $381,410 flow through shares issued in 2006. The Corporation redeemed and cancelled 145,000 Class A voting Common shares, valued at $75,000. Of this amount $8,700 reduced share capital and the deficit increased by $66,800.

7.     RELATED PARTY TRANSACTIONS

During the period ended September 30, 2008 the Corporation was charged $ 16,728 (2007 - $18,750) for rent and accounting expenses by Delaet Financial Services Inc, and Focused Money Solutions Inc., both affiliated companies controlled in part by one of the Directors. Management fees were paid to two Directors and Officers of the Corporation amounting to nil (2007 - $180,000). These transactions were measured using the exchange amount which is agreed to by the related parties.

8.     FINANCIAL INSTRUMENTS

Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Corporation is exposed to credit risk from customers. In order to reduce its credit risk, the Corporation reviews a new customer's credit history before extending credit and conducts regular reviews of its existing customers' credit performance. An allowance for doubtful accounts is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information. The Corporation has a significant number of customers which minimizes concentration of credit risk.

Fair Value

The Corporation's carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximates its fair value due to the immediate or short term maturity of these instruments.

DOVE ENERGY INC.
Notes to Financial Statements
For the 9-month period ended September 30, 2008
and the year ended December 31, 2007
(Unaudited)

FINANCIAL INSTRUMENTS (Continued)

The fair value of the amounts due to shareholders are less than carrying value, as the amounts are non-interest bearing. As the amounts have no terms of repayment, the fair value cannot be calculated with any degree of certainty.

The carrying value of the long term debt approximates the fair value as the interest rates are consistent with the current rates offered to the Corporation for debt with similar terms.

Currency Risk

Currency risk is the risk to the Corporation's earnings that arise from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Corporation is exposed to foreign currency exchange risk on cash, accounts receivable, and accounts payable held in U.S. dollars. The Corporation does not use derivative instruments to reduce its exposure to foreign currency risk.

9.      CONTRACTUAL OBLIGATIONS

In 2006, the Corporation entered into various rental agreements for land owned by various individuals, and a lease agreement for office space, with estimated future payments as follows:

Contractual obligation repayment schedule:

2008	$5,277
2009	21,106
2010	21,106
2011	21,106
2012 and beyond	21,106
$89,701

Item 19. Exhibits

Exhibits and Exhibit Index. The following Exhibits are filed as part of this Registration Statement and incorporated herein by reference to the extent applicable.

Exhibit Index

Exhibit No.	Description	Page Number

1.1	Articles of Incorporation	*
1.2	Bylaws	*
2.1	Specimen Stock Certificate	*
10.(g)	Consent of Auditor, Meyers Norris Penny LLP
99.1	Certificate of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*
99.2	Certificate of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	*

-----------------------
* Previously filed

Financial Statement Schedules

None.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DOVE ENERGY INC.

Date: February 4, 2009	By: /S/ Kene Ufondu
Kene Ufondu, President/ Chief Executive Officer